EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three and nine months ended September 30, 2022, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2021 ("Consolidated Financial Statements"). All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flows;
•Free cash flows before dividends and debt repayment; and
•Average realized price per ounce of gold/silver sold

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1).

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 12: Disclosure Controls and Procedures in this MD&A.

Endnotes can be found on the final page of this MD&A.

1.     HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended September 30, 2022 unless otherwise noted

Operational, Earnings and Cash Flows Highlights:

•Gold production of 216,673 ounces exceeded plan, following standout performances from Canadian Malartic with 75,262 ounces, Jacobina with 50,113 ounces, El Peñón with 43,912 ounces and Cerro Moro with 24,888 ounces. Jacobina in particular had an exceptional third quarter and delivered record quarterly gold production, exceeding the 50,000 ounce threshold for the first time.

•Silver production of 2,212,765 ounces, with fourth quarter El Peñón mine sequencing favouring higher silver grade zones, and consequently strong silver production, positioning the Company well to achieve its annual production guidance.

•Strong GEO(2) production of 241,302 GEO(2). The Company remains on track to meet its guidance for gold, silver and GEO(2) production, assuming the current gold to silver ratio, which remains elevated as compared to the gold to silver ratio assumed in guidance, due to weaker silver prices as compared to gold prices. Moreover, the Company remains on track with its guidance that production in the second half of the year would be comparable to first half of year with a sequential production increase in the fourth quarter over the third quarter, similar to the second quarter over the first quarter. While gold and silver production were in line in the third quarter, GEO(2) ounces were impacted by the aforementioned realized GEO being significantly higher than that assumed in guidance, despite higher gold production than plan. The effect of a higher gold to silver ratio based on comparatively lower silver prices to gold prices is to reduce GEO(2) produced, although the production of underlying metals remain the same.

•Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,299, $794, and $1,148 respectively. For the same reasons noted relating to the realized gold to silver ratio in the third quarter, as compared to the metal prices assumed in guidance, underlying costs for metals sold in the third quarter were in line with plan whereas a higher gold to silver ratio increased unitary costs per GEO(2) sold by over $27 per ounce as compared to plan. The inflationary impact on costs in the third quarter was mostly offset by productivity gains. Moreover, commodity input inflation on consumables that impact costs appear to have peaked in the second and third quarters, with many inputs off their recent highs. Despite realized inflation being above what was assumed in the Company's guidance for the year, AISC(1)
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is expected to be within the upper end of guidance when adjusted for the impact of the gold to silver ratio as noted above.

•Cash flows from operating activities were $164.7 million and net free cash flows(1) were $108.4 million, for the three months ended September 30, 2022. Cash flows from operating activities are expected to increase in the fourth quarter, with increased production contributions driving sequential improvement.

•As at September 30, 2022, the Company had cash and cash equivalents of $539.2 million, including $211.3 million available for utilization by the MARA Project. The Company's revolving credit facility remains undrawn.

•Net earnings(3) for the three months ended September 30, 2022 were $19.8 million or $0.02 per share basic and diluted, compared to net earnings(3) of $27.0 million or $0.03 per share basic and diluted for the three months ended September 30, 2021. Adjusting items of $24.7 million(3), that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, decreased net earnings(3) for the current period. For a complete list of adjustments attributable to Yamana Gold Inc. equity holders, refer to the Financial highlights section below.

Value Creation and Upside Optionality Underpinning Core Portfolio of Generational Assets

•The Company’s exploration success and track record of mineral reserve replacement and mineral resource growth supports a clear pathway toward realizing significant and progressive production increases and increased cash flows generation. The board-approved YAMANA 1.5 Plan supports the measured and prudent production growth of approximately 50% to 1.5 million GEO(2) within the ten-year outlook horizon, with upside optionality from longer-term development projects which potentially extend the production platform beyond that timeframe and above that production level.

•The YAMANA 1.5 Plan is underpinned by multiple low-risk, low-capital projects which are modular, meaning that the sequencing can be modified to accommodate changes in assumptions on capital allocation, permitting, etc., and adhere to the Company's balanced approach to capital allocation, which is expected to generate significant and growing cash balances during the guidance period, positioning projects to be funded from those free cash flows generation. The multiple projects further benefit from being largely brownfield in nature, allowing for added flexibility with regards to sequencing and timing of such projects in response to prevailing market conditions, enabling each component to provide incremental growth and free cash flows generation on the path to achieving the growth plan. Such flexibility allows the Company to re-arrange, adjust or defer the projects at its discretion while still having the confidence in achieving the overall plan.

•The Company's near-term guided growth to 1.06 million GEO(2) is supported by the recently completed Phase 2 expansion at Jacobina and first production from the Odyssey Project in early 2023. Thereafter, to achieve the YAMANA 1.5 Plan, the Company's advanced, low-capital projects, which can be pursued and re-sequenced to add GEO(2) in a responsible and self-funded manner, include:
◦The construction of Wasamac, for which the recently completed strategic life-of-mine plan shows a faster production ramp-up to 200,000 ounces in 2027 and up to 250,000 ounces in 2028,
◦The Phase 3 Plant expansion at Jacobina with expected incremental production of 40,000 ounces of gold,
◦The Cerro Moro plant expansion with expected incremental production of 50,000 to 60,000 ounces of GEO(2) ,
◦The Minera Florida expansion with expected incremental production of 35,000 ounces of gold,
◦The Phase 4 Plant expansion at Jacobina with expected incremental production of 75,000 to 125,000 ounces of gold,
◦The Lavra Velha heap leach project with expected incremental production of 60,000 to 70,000 ounces of gold.

For further details on the above projects, please refer the Strategic Developments, Construction Developments and Advanced Stage Projects section below, Section 5: Construction, Development and Other Initiatives and Section 6: Exploration.

•The Odyssey Project at Canadian Malartic represents one important step towards realizing the YAMANA 1.5 Plan as it will establish a large sustainable gold production platform of 500,000 - 600,000 ounces (100% basis) with a strategic mine life into the 2040's. As of December 31, 2021, the Odyssey mineral resource holds 2.35 million ounces of gold in 25.2 million tonnes of ore at a grade of 2.9 grams per tonne of indicated mineral resources and 13.15 million ounces of gold in 173.7 million tonnes of ore at a grade of 2.4 grams per tonne of inferred mineral resources of which 7.3 million ounces, approximately 47% of the total mineral resource, is included in the technical study mine plan.

◦The construction decision made by the Canadian Malartic Partnership ("the Partnership") in the first quarter of 2021, prior to the declaration of mineral reserves, was made on the basis of 0.8 million ounces of Indicated Mineral Resources (100% basis), 13.5 million ounces of Inferred Mineral Resources (100% basis), an aggressive infill program to convert a significant component of inferred mineral resources to indicated mineral resources that will provide the basis for updated technical studies in 2023. This will allow the definition of
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mineral reserves for the Odyssey underground project over the next few years and starting at the end of 2022, and the very strong continuity and homogeneous nature of the East Gouldie deposit with favourable geometry and good rock quality similar to the open pit operation. Further, the proposed operations at the Odyssey Project were based on the results of an internal technical study conducted by the Partnership. The study presented a brownfields project with the utilization of the existing processing plant and infrastructure, as well as a clear path towards receiving a Certificate of Authorization for the underground project. Based on these strong attributes of the project, the Partnership determined that there was an opportunity to create significant value and extend the mine life of the asset making the decision to advance the project, starting the underground development including the construction of the shaft, with limited to no risk in making such decision.

◦The size and continuity of the East Gouldie mineralized zone is highlighted by the rapid resource growth. The new zone was discovered in the fourth quarter of 2018 and the decision to start the shaft development was made in the first quarter of 2021. By the end of 2021 that decision was validated by further infill drilling, when 1.5 million ounces (11.9 million tonnes grading 3.88 g/t gold) had been converted to indicated mineral resources and an additional 1.2 million ounces (10.7 million tonnes at 3.4 g/t gold) had been added to new inferred mineral resources, largely within the 2020 East Gouldie resource envelope. The predictive exploration model consistently shows mineralization where the model expects it, and the Company has tested the reliability of that predictability. Infill drilling in 2022 continues to confirm the remarkable continuity of grade and width in the East Gouldie mineralized zone, and continues to improve the ore body, with indicated resource drilling meeting or exceeding the grade and width of the reported inferred resource. Twelve surface diamond drill rigs are active on East Gouldie, as well as four underground drill rigs on Odyssey South.

◦Drilling results are already in hand to support the conversion of a significant portion of inferred mineral resources declared in 2021 to indicated mineral resources by the end of 2022. These new indicated resources will, as aforementioned, provide the basis for updated technical studies that will allow the definition of mineral reserves for the Odyssey underground project over the next few years. The Company expects the definition of mineral reserves for the Odyssey underground project to start at the end of 2022.

◦Initial expansionary capital spend through to the end of 2022 is expected at less than $150.0 million (50% basis), with over half of that spend supporting ramp access and development of the Odyssey ore body. As underground development has now entered areas with established ore, once the plant feed commences in the first quarter of 2023, immediate return on capital spend is achieved and, as previously disclosed and discussed below, gold ounces produced will subsidize the further and more significant initial expansionary capital spend.

◦The initial expansionary capital of approximately $572.0 million (50% basis) to be spent from 2021 to 2028, with an average of approximately $70.0 million per year in that period, does not include any offsetting gross margin from this pre-commercial production due to amendments to the relevant accounting standard*, which represents a practical consequence of IFRS application, however cash outlays are expected to be mostly offset by 466,000 ounces (50% basis) of production during the construction period. Assuming a gold price of $1,550 per ounce, more than half of this initial expansionary capital spend would be effectively offset and subsidized from this gross margin, such that the remaining net initial expansionary capital requirements from September 30, 2022 to 2028 would be approximately $120.0 million, representing a very modest per year spend. Production and cash flows from the underground are expected to begin in the first quarter of 2023. For further details on the Odyssey project, please refer to the Strategic Developments, Construction Developments and Advanced Stage Projects section below, and Section 5: Construction, Development and Other Initiatives.

◦Canadian Malartic also benefits from strategic optionality and production level upside from future available mill capacity as mining transitions underground. While the Odyssey mine is expected to initially process up to 19,000 tonnes per day, ore will be processed through a plant with a current design capacity of up to 61,000 tonnes per day. The Company believes that continuing exploration efforts at East Gouldie, Titan, East Amphi, Camflo and Rand represent exceptional geological upside and offer strategic optionality and production level upside. The Company believes that the underground development will support a significantly higher level of production than assumed in the current mine plan with more production from the upper zones where a ramp will be utilized and can support a higher extraction rate, and a possible second shaft in the lower zones, where mineralization is now seen to significantly extend up-dip to the east of the inferred mineral resource.

*The amendment to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use, effective from 2022, prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use, and instead the margin generated from such pre-commercial activities will be included in the Statement of Operations

•Further supporting the YAMANA 1.5 Plan is the district potential at Jacobina. The track record of growth in mineral reserves and mineral resources at Jacobina underpins its significant prospectivity and geological upside, which
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supports the planned low risk, brownfield phased expansion strategy that is expected to materially increase production and cash flows, generating strong returns on investment.

◦Gold mineral reserves have grown by 55% or more than 1 million ounces net of depletion over the past four years to 2.94 million ounces contained in 42 million tonnes at a grade of 2.18 grams per tonne as of December 31, 2021. Mineral resources have increased by 69% over the same period. With the Phase 2 expansion throughput objective achieved, Jacobina's sustainable production platform is now approximately 230,000 ounces per year, more than triple the 75,000 ounces produced in 2014 when the company launched a major initiative to unlock the asset's full potential. With throughput now established at 8,500 tpd and the focus now on the Phase 3 expansion to 10,000 tpd through continued incremental debottlenecking, Jacobina is well positioned to increase production to approximately 270,000 ounces per year by 2025 with modest capital and to maintain that production profile for the foreseeable future. A Phase 4 expansion, of up to 15,000 tpd, which is part of the Company's strategic life of mine planning would increase production to in excess of 350,000 ounces per year. For further details on the Jacobina phased plant expansion, please refer the Strategic Developments, Construction Developments and Advanced Stage Projects section below and Section 5: Construction, Development and Other Initiatives.

◦Jacobina's recent success in growing both mineral reserves and mineral resources supports a strategic mine life of at least 20 years at these higher production rates at some of the lowest underground operating costs in the Americas. Further, the mine currently has a pipeline of resources and exploration targets that the Company believes will further extend the mine life as it continues to systematically explore the large land package in the Jacobina district, which covers approximately 150 kilometres of exploration potential.

•El Peñón, which achieved a fourth consecutive year of adding mineral reserves in excess of depletion with mineral reserves increasing 23% to 1.3 million GEO(2) over that period, represents another source of value creation for the Company as it continues to extend the mine life at a production rate of 220,000 to 230,000 GEO(2) per year. Daily throughput is now approximately 3,300 tpd versus the currently available plant capacity of up to 4,200 tpd, representing an opportunity to increase production as the operation endeavours to build its mineral inventory in wake of consistent exploration results.

•Positive initial drill results have been received from the early stage, developing South Deeps target located under cover and to the south of the El Peñón deposit. The Company believes these results have opened up a significant new near-mine area for exploration with the potential for adding primary and secondary veins which could ultimately result in the Company leveraging the higher processing capacity of the plant.

•Yamana continues to balance cash flows generation and exploration expenditures to maximize the value of its asset portfolio, and is confident the low-capex nature of its growth plans, largely centered on mine life extensions that are near the existing infrastructure, will demonstrate a focus on measured, responsible growth and the sustainability of cash flows.

•Further growth beyond this level, for a production platform of 2.75 million to 3.1 million GEO(2) would come from the MARA and Suyai projects, and opportunities currently within the generative exploration portfolio such as Jacobina Norte, Las Fechas, Falcon, and Borborema, among others; these opportunities provide additional upside potential to the ten-year outlook. The MARA Project is one of the largest copper-gold projects in the world, of which Yamana owns 56.25%, and which has an average annual production of 556 million pounds of copper equivalent (100% basis) during its first ten years. In addition, the Suyai Project is a large gold project in Chubut Province, Argentina, that is projected to reach production of up to 250,000 ounces annually in its first eight years. Further, Jacobina Norte is a highly-prospective property that lies contiguous to and north of the Company’s prolific Jacobina mine, with preliminary results showing excellent potential for the discovery of standalone Jacobina-type mineralization and the addition of a new mine along the greenstone basin.

Strategic Developments, Construction Developments and Advanced Stage Projects:

•Board Approved Bulk Sample Program and Life of Mine ("LOM") Upside at Wasamac, Quebec

◦During 2021, the Company made a positive development decision on its wholly owned Wasamac project in the Abitibi-Témiscamingue region of Quebec, Canada. Wasamac, a top-tier gold project in a region where Yamana has deep operational and technical expertise and experience, solidifies the Company’s long-term growth profile with Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, having the potential to increase to approximately 500,000 ounces by 2028, and continue at this level through 2041.

◦Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at two and a half years, with the underground crusher and conveyor system scheduled for commissioning six months later and first gold
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production scheduled for 2026. Initial capital cost is expected to be relatively modest for an underground operation with an initial capacity of 7,000 tpd, at approximately $416.0 million.

◦During the third quarter, the Company continued to advance preparations for its board-approved bulk sample program. The initiative would allow construction to commence on the ramp, enabling earlier access to the deposit to increase the level of confidence in metallurgical and geotechnical variables and optimize the processing flow sheet and mining sequence. Construction of surface facilities to support the ramp development activity and associated environmental requirements would also be advanced. The bulk sample will not require additional costs above what was included in the feasibility study, rather a fraction of the costs have been brought forward in time slightly. A modest capital expenditure of approximately $7.0 million was planned for the second half of 2022 in relation to the bulk sample, a portion of which is now expected to be pushed back to early 2023 due to the optimized development sequence.

◦Exploration activities progressed as planned during the third quarter at Wasamac. Infill drilling of the Wasamac mineral resource designed for increasing confidence in the current mineral resource model and converting inferred mineral resources to indicated mineral resources was completed in addition to some exploration drilling at Wildcat and Francoeur. For additional information on the planned Wasamac exploration initiatives, please refer to Section 6: Exploration.

◦During the previous quarter, the Company completed an update of the Wasamac strategic LOM plan to 9,000 tpd, building on the 2021 feasibility study and incorporating the results of several value-adding studies that were advanced throughout the first half of 2022. The strategic plan demonstrates an improved gold production profile compared to the feasibility study, while continuing to establish Wasamac as a modern, low-cost, responsible underground mine. Extension of the processing plant site through land acquisition and additional geotechnical drilling have allowed optimization of the underground mine design and processing plant layout. The revised layout avoids environmentally sensitive areas, improves the plant configuration, and provides additional space for ore stockpiling, while continuing to minimize impacts to the surrounding property holders.

◦Using the revised mine designs, the mining sequence has been optimized to increase feed grades in the first two years, resulting in a faster production ramp-up to 200,000 ounces in 2027 and up to 250,000 ounces in 2028.

•Canadian Malartic Underground Construction

◦The Company and its partner, Agnico Eagle, made a positive construction decision for the Odyssey project at Canadian Malartic in 2021. A National Instrument ("NI") 43-101 technical report completed in March 2021 included a full summary of the Odyssey underground project and demonstrated robust economics, a significant increase in mineral resources, first production from the Odyssey South deposit expected in 2023, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces; the Odyssey underground mine plan supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Furthermore, the Odyssey underground mine plan currently only includes about half of the project’s 2.4 million ounces of Indicated Mineral Resources and 13.2 million ounces of Inferred Mineral Resources (on a 100% basis). Further upside from grade improvements and underground mine life extensions are expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering efforts, especially close to historical underground excavations and at depth at East Malartic.

◦The overall project continues to be on schedule, with the first key milestone of gold production from Odyssey South in the first quarter of 2023 remaining on target. Underground development costs have been tracking below budget since the initiation of the project, and together with further productivity improvement opportunities, such as the internalization of development in the second and third quarters, have been able to mitigate any inflationary pressures on surface infrastructure costs. Further, a weaker Canadian Dollar versus the US Dollar, in relation to the PEA assumptions, continues to be beneficial to costs. Beyond that, drilling continues to expand the Odyssey South East Gouldie zones and delineate the Odyssey internal zones, which were not previously considered in the 2021 PEA mine plan. The Odyssey team is in the process of optimizing the mine plan with these drilling results, which is expected to result in higher gold production during the construction period, further offsetting the initial capital cost and optimizing the cash flows profile starting in 2023. Further, as construction activities continue through 2028, further optimization opportunities will be pursued. Notable updates include:
▪In early July, the Company received notice that the Decree amendment was approved, a significant milestone in the permitting process, and all required permits to commence production from Odyssey South are expected imminently and no later than by the end of 2022.
▪The concrete pour to construct the 93-metre-tall headframe was completed on schedule last year, in preparation for shaft sinking. The shaft sinking is slated to begin no later than January of 2023, instead of the fourth quarter of 2022, but will not impact the overall project schedule. Structural steel
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installation inside the headframe is ongoing and progressed during the third quarter. The production shaft will be 6.5 metres in diameter and 1,800 metres deep, with the first of two loading stations at 1,135 metres below surface. Construction of the temporary hoist building and waste silo is on schedule. Fabrication of the Galloway is complete and assembly within the shaft collar has commenced.
▪As noted, the first underground ore from Odyssey South is on track to be processed through the existing Canadian Malartic plant in early 2023, and progress on the underground development continues as expected, with the opening of additional headings and the preparation of blast ready stopes.
▪Ventilation is now provided directly through a fresh air raise to surface and two bays in the maintenance garage are now available, along with the warehouse that was completed in the third quarter. The garage is fully functional and occupied by the maintenance team.
▪The construction of the paste fill plant, 120 KV power distribution line, the return air raise collars, shaft house, waste silo and temporary sinking hoist is on schedule to support the Odyssey South stoping sequence.
▪Additional opportunities to initiate certain engineering early and bring forward work to de-risk execution further are being pursued. Although the main hoist building is not required until 2024, the Blair hoist room concrete slab will be initiated earlier to have it completed before winter weather arrives, which both decreases costs related to heating requirement to pour concrete during the cold season, and optimizes the construction timeline by being able to commence the construction of the Blair hoist room during the winter.
▪Priority continues to be placed on the main ramp and also the level 16 exploration drift for infill drilling of the Odyssey South and Internal zones.
▪As an employer of choice in the Abitibi, the Odyssey project continues to successfully build a highly skilled team and development rates are planned to continue increasing throughout the year.

◦With a significant production platform, material cash flows generation and a prominent position within Quebec’s Abitibi District, Canadian Malartic will remain one of the Company’s cornerstone assets and one of the more prolific and generational mines in the world, particularly as the Odyssey mine is developed and comes into production. The Company is taking a disciplined approach to the development of Odyssey with a conservative outlook for initial throughput and production. While the Odyssey mine is expected to initially process 19,000 tonnes per day and produce 500,000 to 600,000 ounces per year, based on the current mine plan, the Company recognizes that there is a large inventory of ounces that is not currently in the mine plan. Odyssey ores will be processed through a plant with an original design capacity of over 55,000 tonnes per day, processing closer to 60,000 tonnes per day, which far exceeds the initial expected throughput of Odyssey. The plant was designed for the larger open pit operations that will end later this decade, and while the Company will scale the plant to the level required for the underground operation, that plant capacity will always be there.

◦The Company’s approach at its other mines has been to conduct extensive exploration which provides flexibility to maximize and increase throughput, and a similar approach will be taken with Odyssey, where delineation of extensions of underground mineralized zones and new zones of mineralization is already occurring. The extension of East Gouldie and discovery of Titan are examples of these underground exploration successes and opportunities. The Company’s efforts at East Amphi, Rand and Camflo also provide potential to add tonnage and production. The Camflo property, which was added to the Partnership in 2021, covers the past producing Camflo mine which had historical production of approximately 1.6 million ounces of gold. An initial evaluation of the Camflo property has identified porphyry and diorite hosted gold mineralization that could potentially be mined via an open pit. Additional studies are underway to initiate an aggressive exploration program in 2023. The Company firmly believes that in its 10-year outlook period, these efforts will lead to more mining areas that will allow the Company to take advantage of available plant capacity, resulting in ore processing that will exceed the initial 19,000 tonnes per day, and sustainable production will then significantly exceed the initial production plan of 500,000 to 600,000 ounces per year.

•Jacobina Expansion Strategy

◦The Company’s expansion strategy at Jacobina is well advanced and the Company anticipates that the low-cost operation will have a mine life that exceeds several decades, taking reserves and high conviction mineral resources into consideration. Production is expected to materially increase with phased expansions providing a pathway to sustainable production of 350,000 ounces per annum. This will increase the already excellent cash flows generation of the mine and deliver meaningful value. With well-below average costs at Jacobina, cash flows exceed those from mines that produce significantly more ounces. The mine currently has a reserve life of over 15 years plus a pipeline of resources and exploration targets that we believe will further extend mine life. Work performed since 2019 has allowed for the systematic exploration of the Company's large land package in the Jacobina district, which covers 155 kilometres of exploration potential, allowing for the definition of a fourteen-kilometre long belt of gold-bearing conglomerate located north of the mine complex and also extending the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres. Further areas have
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been identified during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

◦The Phase 2 expansion at Jacobina was successfully completed in the third quarter, with the mine achieving a sustained throughput rate of over 8,600 tpd in each of the three months, exceeding the Phase 2 throughput objective of 8,500 tpd and establishing Jacobina’s sustainable production profile at 230,000 ounces of gold per year, as grades will increase in 2023 due to the reduction of reliance on stockpiles, combined with access to higher grade zones.

◦As the Phase 2 expansion, which has now been completed, was advancing ahead of schedule, the Company has begun pursuing the Phase 3 expansion to 10,000 tpd through continued incremental debottlenecking. With the permit to 10,000 tpd already in hand, Phase 3 is expected to increase gold production to approximately 270,000 ounces per year by 2025 with a modest capital expenditure of $20 million to $30 million.

◦The Phase 4 expansion, of up to 15,000 tpd, would increase gold production in excess of 350,000 ounces per year. To achieve the target throughput rates, a third grinding line would be added as well as an expansion of the leaching and CIP circuits. As the third ball mill was originally planned as part of the Phase 2 Feasibility Study, engineering for Phase 4 is well advanced. A comprehensive plan, aligning the processing plant, underground mine, and tailings management strategy, while managing capital expenditures and cash flow, is underway.

◦The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt which hosts the mine. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration.

•Cerro Moro Ore Sorting, Scalable Plant and Heap Leaching Upside Opportunities

◦The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. Upside from ore sorting, a plant expansion or heap leach opportunities would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

◦During the third quarter, ore sorting test work was completed, showing positive results with high recovery of gold and silver with a significant reduction in mass. Although further testing and analysis is required, ore sorting represents an opportunity to remove waste dilution from the mill feed and/or increase the feed grade of lower grade open pit mineralization. As such, ore sorting at Cerro Moro has the potential to replace or complement the plant expansion project.

◦During the third quarter, Yamana also advanced the plant expansion, envisaged as a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases. The Company is considering using fine screens instead of cyclones for classification to improve the efficiency of the existing ball mill which, combined with a slightly coarser grind size, is expected to increase throughput to at least 1,500 tpd, a 40% to 50% increase in capacity, without impacting gold and silver recoveries. The incremental capacity could be used for processing of lower grade mineralization, which is expected to increase annual gold and silver production, and in turn reduce fixed unit costs at the mine, as those costs would be distributed over additional ounces. Preliminary analysis based on current operating data indicates that the existing crushing and flotation circuits are adequate for the higher throughput rate and reconfiguration of the leaching circuit could achieve the target throughput without requiring additional leach tanks. Upgrades to the concentrate thickener, clarifying filters, flocculant make-up system, and pumping would likely be required. The capital cost of this initial phase is estimated at a modest $15 million to $20 million. Many of the upgrades in phase 1 expansion would be sufficient for a second expansion phase to increase plant throughput to approximately 2,200 tpd, double the existing capacity, further increasing production and reducing operating unit costs. Capital estimates for the Phase 2 expansion are also $15 million to $20 million, for a total capital investment over the two expansion phases estimated at $30 million to $40 million. The Company is currently evaluating two options for phase 2 expansion, the addition of a high pressure grinding rolls ("HPGR") unit before the existing ball mill or the addition of a regrind unit. An expansion of the flotation circuit would also be required.

◦In parallel, a technical study on the potential heap leach project was conducted, and while the results obtained in the second quarter of 2022 were positive, the Company has elected to prioritize the plant expansion project, as it
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provides a more immediate high return growth prospect, similar to the phased expansion successfully deployed at Jacobina.

◦If the Company were to develop both projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year.

•MARA Project Advances

◦The MARA Project represents a significant strategic value opportunity and a solid development and growth project. The Company intends to pursue all available avenues to continue to advance and unlock its value through its controlling interest while also considering strategic alternatives that could unlock significant value along the way. On September 23, 2022, Glencore announced it reached an agreement to acquire Newmont’s 18.75% shareholding in the MARA Project. Following completion of this transaction, Glencore will own 43.75% of the MARA project and Yamana will continue to own 56.25%. Please refer to the September 23, 2022 press release Glencore to Acquire Newmont’s 18.75% Shareholding in the MARA Project for further details.

◦Yamana remains the manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the feasibility study and ESIA for the MARA Project. Among other governance committees, a MARA Joint Venture Technical Committee continues, comprised of representatives of the two shareholder companies, to provide oversight and guidance to the advancement of the feasibility study.

◦The pending feasibility study will provide updated mineral reserves, production and project capital cost estimates. The engineering effort for the feasibility study is expected to be substantially completed by the end of 2022 and the finalized report in the first half of 2023; however, a considerable amount of information in the pre-feasibility study is already at feasibility study level as a result of the integration. MARA is conducting field campaigns to complement the Environmental and Social Impact Assessment ("ESIA") baseline data. Preliminary results and advancement of the project are being shared with the Intergovernmental Commission of Catamarca, prior to filing the full ESIA. The Company plans to complete the ESIA definition for MARA by the end of 2022.

◦Work during the third quarter of 2022 focused on continuing the progress made during 2021 and the first half of 2022: advancing the feasibility study engineering, mine design and planning, metallurgical test-work and geotechnical drilling campaigns, other fieldwork at site, baseline social and environmental studies, as well as permitting and working with local stakeholders. The work continues, with the drilling campaign and other fieldwork now covering the Agua Rica mine infrastructure and is expected to be completed by the end of fourth quarter of 2022. Testwork results and dependent engineering development, project execution planning, cost estimate preparation, and report compilation will continue through the first half of 2023.

◦MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities, and will rely on processing ore from the Agua Rica mine at the Alumbrera plant. The project design minimizes the environmental footprint of the project incorporating the input of local stakeholders. MARA will be a multi-decade, low cost copper-gold operation with annual production of 556 million pounds of copper equivalent during the first ten years of production, and life-of-mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and is one of the lowest capital intensity copper projects globally.

For full details on the aforementioned updates, please refer to Section 5: Construction, Development and Other Initiatives.

OPERATING

Strong third quarter GEO(2) production of 241,302, despite the gold to silver ratio being near an all-time high and significantly above that anticipated in the plan and guidance, with standout GEO(2) production performances were delivered by Canadian Malartic and Jacobina. GEO(2) production in the comparative period was 256,464 ounces, benefiting from a lower gold to silver ratio. Third quarter total cost of sales, cash costs(1), and AISC(1) on a per GEO(2) basis were $1,299, $794, and $1,148 respectively. For the same reasons noted relating to the realized gold to silver ratio in the third quarter, as compared to the metal prices assumed in guidance, underlying costs for metals sold in the third quarter were in line with plan whereas a higher gold to silver ratio increased unitary costs per GEO(2) sold by over $27 per ounce as compared to plan. The inflationary impact on costs in the third quarter was mostly offset by productivity gains. Moreover, commodity input inflation on consumables that impact costs appear to have peaked in the second and third quarters, with many inputs off their recent highs. Despite realized inflation being above what was assumed in the Company's guidance for the year, AISC(1) is expected to be within the upper end of guidance when adjusted for the impact of the gold to silver ratio as noted above.

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GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 89.84 for the three months ended September 30, 2022, and 73.55 for the three months ended September 30, 2021. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

GEO(2) production of 740,879 ounces during the nine months ended September 30, 2022 was in line with plan and exceeded prior year comparative production of 729,793 ounces. Year to date operating results comfortably position the Company to achieve its annual production guidance. The strong year to date gold equivalent production has exceeded budget despite the gold to silver ratio being near an all-time high and significantly above the Company’s budget assumption for that ratio. For the nine months ended September 30, 2022, total cost of sales, cash costs(1), and AISC(1) on a per GEO(2) basis were $1,225, $754, and $1,105 respectively.

GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 83.42 for the nine months ended September 30, 2022, and 70.31 for the nine months ended September 30, 2021. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
GEO(2)
Production	241,302	256,464	740,879	729,793
Sales	244,327	252,637	741,926	728,853
Per GEO sold data
Total cost of sales(5)	$1,299	$1,181	$1,225	$1,188
Cash costs(1)	$794	$702	$754	$707
AISC(1)	$1,148	$1,041	$1,105	$1,056
Gold
Production (ounces)	216,673	225,556	659,748	644,074
Sales (ounces)	219,465	223,229	659,211	642,807
Revenue per ounce	$1,728	$1,789	$1,825	$1,800
Average realized price per ounce(1)	$1,728	$1,789	$1,825	$1,800
Average market price per ounce*	$1,728	$1,789	$1,825	$1,801
Silver
Production (ounces)	2,212,765	2,273,183	6,768,287	6,026,508
Sales (ounces)**	2,233,177	2,176,658	6,896,519	6,038,463
Revenue per ounce	$19.31	$24.23	$21.29	$25.63
Average realized price per ounce(1)	$19.31	$24.23	$21.79	$25.25
Average market price per ounce*	$19.22	$24.36	$21.94	$25.78
*    Source of information: Bloomberg.
**    Included in three and nine months ended September 30, 2022 silver sales ounces were 300,000 and 978,088 ounces, respectively, delivered under the silver streaming arrangement (2021: 160,630 and 796,329 ounces).

HEALTH, SAFETY, AND SUSTAINABLE DEVELOPMENT

Yamana’s health, safety and sustainable development ("HSSD") approach is guided by the Company's corporate-level standards and programs; these are integrated into all operations, development projects, and exploration activities. Yamana recognizes the importance of striving to meet and exceed its HSSD responsibilities and objectives, and the role these efforts have in delivering on the overall objective of creating value for all stakeholders. Our most important considerations and priorities are safeguarding worker health and safety, respecting human rights, protecting the environment and building privilege to operate with host communities.

High vaccination rates amongst the Company’s employees and contractors at all locations continue to protect people, host communities and our business. In the third quarter of 2022, COVID-19 caseloads in host countries continued to decline significantly, consistent with trends observed globally, and host governments continued to rollback most pandemic-related restrictions. The Company continued to actively monitor Omicron-related caseloads and healthcare system capacity. The Company continues to have low numbers of worker COVID-19 cases at sites and these do not have any significant effect on the Company’s business. The Company continues to manage its business in a way that respects, and is mindful of, the impact that COVID-19 has had and could have on host communities.

The Company continued the implementation of its Climate Action Strategy during the quarter, including advancing the analysis of converting approximately 50% of Cerro Moro's electricity requirements from diesel to wind power to meet the greenhouse gas
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emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target, reduce operating costs, expand mineral reserves and mine life. Work also continued on estimation of our Scope 3 emissions and evaluating establishment of an internal carbon price.

Other recent highlights relating to HSSD are as follows:

•The Company's Total Recordable Injury Rate ("TRIR") for the first nine months of 2022 was 0.85*. The Company has modified its TRIR reporting to align with our financial reporting standards which include our wholly-owned operations, exploration projects, development projects (Wasamac and MARA), proportional consolidation of Canadian Malartic (50%), and closed projects. For comparison, the corresponding full-year 2021 result was 1.11*.
•As of early October, more than 98%** of the Company's employees and contractors at its wholly-owned operations and exploration projects have received at least one dose of a COVID-19 vaccine and more than 97%** have received two doses and more than 82%** have received a third dose booster shot. Approximately 43%** of workers have received a fourth dose booster shot.
•Yamana received updated performance ratings from two major ESG research and ratings organizations in the third quarter of 2022. The Company’s 2022 S&P Corporate Sustainability Assessment score increased from 48 to 50, and its MSCI rating improved from ‘BBB’ to ‘A’, reflecting continued progress in the Company’s deep commitment to ESG excellence.

*    Calculated on a 200,000 exposure-hour basis including employees and contractors.
**    Vaccination rates are exclusive of Canadian Malartic, in which we hold a 50% interest. Vaccination rates at Canadian Malartic are in line with the high Abitibi-Témiscamingue regional rates.

FINANCIAL

Net earnings(3) for the three months ended September 30, 2022 were $19.8 million or $0.02 per share basic and diluted, compared to net earnings(3) of $27.0 million or $0.03 per share basic and diluted for the three months ended September 30, 2021. Net earnings(3) for the three months ended September 30, 2022 were negatively impacted by $24.7 million of items that management believes may not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

Net earnings(3) for the nine months ended September 30, 2022 were $149.7 million or $0.16 per share basic and diluted, compared to net earnings(3) of $37.5 million or $0.04 per share basic and diluted for the nine months ended September 30, 2021. Net earnings(3) for the nine months ended September 30, 2022 were negatively impacted by $64.0 million of items that management believes may not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; except per share amounts)	2022	2021	2022	2021
Non-cash net foreign exchange (gains) losses(3)	$(5.3)	$(12.1)	$4.6	$5.9
Share-based payments/mark-to-market of deferred share units	5.1	3.1	15.8	1.0
Mark-to-market losses on derivative contracts, investments and other assets and liabilities	0.4	1.0	0.8	0.1
Gain on discontinuation of the equity method of accounting	—	—	—	(10.2)
Temporary suspension costs(5)	1.7	—	7.3	—
Standby and other incremental COVID-19 costs(5)	0.2	7.9	6.7	28.8
Early note redemption premium	—	53.3	—	53.3
Variable consideration adjustment - stream revenue and accretion	—	—	3.8	(1.5)
Other provisions, write-downs and adjustments*(3)	12.8	4.0	21.6	10.0
Non-cash tax on unrealized foreign exchange (gains) losses	10.5	7.2	8.0	0.2
Income tax effect of adjustments(3)	(2.1)	(16.0)	(7.0)	(17.6)
One-time tax adjustments(3)	1.4	(1.6)	2.4	107.6
Total adjustments - increase to net earnings(3)	$24.7	$46.8	$64.0	$177.6
Total adjustments - increase to net earnings(3) per share	$0.03	$0.05	$0.07	$0.18
*    This balance includes, among other things, transaction costs related to the Gold Fields transaction, in addition to revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

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Summary of Financial Results

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2022	2021	2022	2021
Revenue	$422.4	$452.2	$1,349.8	$1,311.6
Cost of sales excluding DDA(5)	(196.4)	(185.1)	(568.2)	(543.8)
Gross margin excluding DDA(5)	$226.0	$267.1	$781.6	$767.8
Depletion, depreciation and amortization ("DDA")	(120.9)	(113.1)	(340.5)	(322.2)
Temporary suspension costs(5)	(1.7)	—	(7.3)	—
Mine operating earnings	$103.4	$154.0	$433.8	$445.6
General and administrative	(22.4)	(19.5)	(68.8)	(54.9)
Exploration and evaluation	(13.2)	(10.9)	(29.8)	(24.8)
Share of earnings of associates	—	—	—	0.9
Other operating expenses, net	(22.5)	(10.6)	(54.9)	(25.3)
Operating earnings	$45.3	$113.0	$280.3	$341.5
Finance costs	(15.6)	(75.9)	(47.0)	(118.6)
Other income, net	21.5	19.9	28.9	12.4
Earnings before taxes	$51.2	$57.0	$262.2	$235.3
Income tax expense, net	(31.0)	(31.1)	(117.3)	(251.5)
Net earnings (loss)	$20.2	$25.9	$144.9	$(16.2)

Attributable to:
Yamana Gold Inc. equity holders	$19.8	$27.0	$149.7	$37.5
Non-controlling Interests	$0.4	$(1.1)	$(4.8)	$(53.7)
Per share data (Yamana Gold Inc. equity holders)
Net earnings(3) per share - basic and diluted	$0.02	$0.03	$0.16	$0.04
Dividends declared per share	$0.0300	$0.0300	$0.0900	$0.0825
Dividends paid per share	$0.0300	$0.0263	$0.0900	$0.0788
Weighted average number of common shares outstanding (thousands)
Basic	961,057	964,715	960,645	964,136
Diluted	962,513	965,948	962,106	965,434
Cash flows
Cash flows from operating activities	$164.7	$190.6	$504.1	$504.1
Cash flows from operating activities before net change in working capital	$157.1	$202.9	$550.3	$553.9
Cash flows used in investing activities	$(127.6)	$(97.1)	$(365.1)	$(282.3)
Cash flows used in financing activities	$(41.1)	$(334.4)	$(121.0)	$(411.9)
Net free cash flows(1)	$108.4	$139.2	$356.8	$358.9
Free cash flows before dividends and debt repayments(1)	$24.4	$81.6	$112.1	$208.8

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Capital Expenditures*

For the three months ended September 30,	2022	2021	2022	2021	2022	2021	2022	2021
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic	$17.9	$11.6	$36.3	$13.8	$3.6	$3.9	$57.8	$29.3
Jacobina	5.3	3.9	12.4	8.0	2.9	2.1	$20.6	$14.0
Cerro Moro	9.7	12.2	0.7	0.4	1.3	0.7	$11.7	$13.3
El Peñón	8.2	9.3	1.0	2.0	4.4	4.7	$13.6	$16.0
Minera Florida	4.4	4.1	7.1	4.3	1.6	1.4	$13.1	$9.8
MARA	—	—	5.3	4.0	—	—	$5.3	$4.0
Wasamac	—	—	2.7	1.0	0.2	1.2	$2.9	$2.2
Other	0.3	—	1.0	—	0.9	1.5	$2.2	$1.5
Total	$45.8	$41.1	$66.5	$33.5	$14.9	$15.5	$127.2	$90.1

For the nine months ended September 30,	2022	2021	2022	2021	2022	2021	2022	2021
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic	$39.4	$52.0	$89.3	$27.4	$12.5	$11.3	$141.2	$90.7
Jacobina	14.5	9.9	26.2	17.6	8.5	5.5	$49.2	$33.0
Cerro Moro	29.7	27.4	0.7	0.7	4.4	4.3	$34.8	$32.4
El Peñón	27.8	27.5	3.4	6.2	10.7	13.3	$41.9	$47.0
Minera Florida	11.7	12.3	15.6	16.4	4.7	3.4	$32.0	$32.1
MARA	—	—	15.5	12.4	—	—	$15.5	$12.4
Wasamac	—	—	9.0	3.7	6.5	2.2	$15.5	$5.9
Other	0.9	0.4	2.3	0.6	2.7	8.6	$5.9	$9.6
Total	$124.0	$129.5	$162.0	$85.0	$50.0	$48.6	$336.0	$263.1
* Capital expenditures in this table are presented net of the benefit of realized foreign exchange gains and losses.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas' mining friendly jurisdictions, including Canada, Brazil, Chile and Argentina. The Company is primarily focused on gold, but has exposure to green metals from silver and copper exposure. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

Yamana has a strong sustainable production platform of at least 1 million GEO(2) per year, and with multiple low-risk, low-capital projects that have the ability to be mixed and matched to optimize free cash flows generation, exploration success and track record of mineral reserve replacement and mineral resource growth, the Company has a pathway for production growth to 1.5 million GEO(2) within the ten-year outlook horizon and to meaningfully extend the production platform beyond that timeframe. Such project flexibility allows the Company to re-arrange, adjust or defer the projects at its discretion while still having confidence in achieving the overall plan. Further growth beyond this level from the MARA and Suyai projects, in addition to the opportunities currently within the generative exploration portfolio provide additional upside potential to the ten-year outlook. Please refer to the 10-Year Production Outlook discussion in this section of the MD&A.

The Company is listed on the Toronto Stock Exchange (trading symbol "YRI"), the New York Stock Exchange (trading symbol "AUY"), and the London Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Jacobina mine in Brazil, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Cerro Moro mine in Argentina. On January 21, 2021 the Company completed the acquisition of the Wasamac property, a high-quality project with a significant mineral reserve and mineral resource base and excellent potential for further expansion, adding to Yamana’s pipeline of organic opportunities, significantly enhancing the Company’s future growth prospects for which a positive development decision has been made during the year. The Company is focused on the regional approach being taken in the Abitibi-Témiscamingue region of Quebec, Canada, and the similar approach taken in Jacobina, Brazil, to reach a strategic goal of a production platform in the regions of 500,000 and 400,000 ounces, respectively. Additionally, following the finalization of the integration agreement in the fourth quarter of 2020, the Company also owns a 56.25% interest in the MARA Project, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina. For full details on the Wasamac property acquisition and the MARA Project integration agreement, please refer to Section 5: Construction, Development and Other Initiatives.

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Yamana's vision is to create sustainable value for its stakeholders by growing net asset value (“NAV”) per share to generate long-term shareholder value. With a portfolio of large, long-life, high quality assets that provide economies of scale, coupled with low AISC and underpinned by a strong balance sheet, Yamana has optimized its portfolio of assets and is reinvesting in a strong pipeline of organic opportunities to drive increasing margins and returns on investment. Yamana is committed to being a responsible steward of the environment and building collaborative partnerships with communities, governments and all other stakeholders for mutual success. Yamana believes its strong balance sheet provides it with flexibility and the ability to manage the risk of gold and commodity price volatility.

Yamana's Primary Objectives

Over the years, the Company has grown and generated value through strategic acquisitions and portfolio optimizations, and by pursuing organic growth to increase cash flows and unlock value at existing mines and development assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus and commitment regarding the Company’s high quality operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in health, safety, and sustainable development, generally ESG. Underpinning this performance is our "One Team, One Goal: Zero" vision, which reflects the Company's commitment to zero harm to employees, the environment and host communities near its operations.

•Increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties. The Company does not rely exclusively on proven and probable mineral reserves at any point to determine mine life as that would undervalue and misrepresent the potential of its operations. Similarly, the Company does not rely solely on a reserve life index to the exclusion of other measures to determine mine life, as the Company believes there are other considerations that determine mine life; where possible, the Company endeavours to increase mineral reserves early in the mine life, although the Company recognizes that often it is more cost effective and technically efficient to progressively extend mine life as, and when, mine development is advancing. This is particularly true for underground mines and prospects. The Company believes that to rely exclusively at any given point on proven and probable mineral reserves does not give sufficient allowance for discovery of new mineral resources, history of conversion of mineral resources to mineral reserves and exploration potential. For El Peñón and Minera Florida, the Company gives considerable allowance for mine life that is well in excess of mineral reserves, given the aforementioned factors of new discovery of mineral resources, historical conversion of mineral resources to mineral reserves and significant exploration potential.

•Maximizing the overall value of the Company as an enterprise, cash flows and free cash flows, and cash returns on invested capital, first on producing and then non-producing assets. Within the producing portfolio, attention is focused on per share measures related to the growth and quality of mineral reserves and mineral resources for mine life extensions and scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flows.

•For strategic assets in the portfolio, the focus is to assess the best path to create value for shareholders, including advancing development projects through exploration, technical/financial reviews, studies and optimizations, permitting and community engagement, and/or considering strategic alternatives to realize returns from these strategic assets. This may include developing the assets through a joint venture or other strategic arrangements, or through monetization.

•The Company employs a balanced approach to capital allocation, which is expected to generate significant and growing cash balances during the guidance period. The cash balances are expected to be more than sufficient to finance and support the Company's planned growth campaign, while maintaining financial strength, and strengthening and increasing returns of capital to shareholders through dividends and share buybacks. To achieve this, the Company employs a disciplined capital spend framework during the guidance period with a target of $150 per GEO(2) of sustaining capital and net expansionary capital to not exceed $175.0 million per year on average. Please refer to the full discussion of the Capital Allocation Approach in this section of the MD&A.

Capital Allocation Strategy

•The Company employs a balanced approach to capital allocation including:

◦Strengthening the Company's Financial Position, Improving Financial Resilience and Increasing Financial Flexibility:
▪Focus on maintenance of financial strength, alongside significant and growing cash balances, with cash of $539.2 million as of September 30, 2022 (including $211.3 million related to the MARA project).
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▪Goal for growth in cash balances of $50.0 million to $100.0 million per year during the guidance period, to support the plan to grow the Company’s production profile to 1.5 million GEO(2) as part of its 10-Year Outlook.

◦Disciplined Sustaining and Expansionary Capital Spend
▪The Company will target $150 per GEO(2) in sustaining capital over the guidance period, to maintain productive capacity at the Company's mines and ensure mining flexibility, while maintaining safe and reliable operations.
▪Net expansionary capital is not to exceed $175.0 million per year on average during the guidance period of 2022 to 2024, considering modest cost of studies and permitting for the YAMANA 1.5 Plan. Expansionary capital subsequent to the guidance period to achieve the YAMANA 1.5 Plan is expected to be between $250.0 million to $300.0 million. Cash flows from a larger production platform from 6% growth during the guidance period, plus the addition ounces of gold from projects that would come into production, will be available to fund the incremental capital needed for the YAMANA 1.5 Plan.
▪The Company's capital allocation strategy adheres to responsible and disciplined growth that prioritizes free cash flows generation alongside its growth plans.

◦Strengthening Return of Capital to Shareholders through Dividends and Share Buybacks
▪The Company anticipates maintaining a baseline dividend of $0.12 per share, a level which represents a cumulative increase of 500% in dividends since the second quarter of 2019, and will continue to target a sustainable and growing dividend that tracks production and free cash flows growth profiles, while being sustainable through the gold price cycle.
▪Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007, and dividends have aggregated to over $1 billion paid over 14 years.
▪During 2021, the Company announced a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company, representing up to 5% of the Company’s then current issued and outstanding common shares, in open-market transactions through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and alternative Canadian trading systems. Since the commencement of the NCIB, the Company has repurchased, and subsequently cancelled, a total of 6,672,628 common shares for approximately C$35.6 million.

Investment and Exploration Strategy

A further primary objective of the Company, although one with an intermediate to longer-term time horizon, has been the advancement of its generative exploration program, a key component of Yamana’s overall organic growth strategy, designed to advance the Company’s most prospective properties and lay the foundation for the next generation of Yamana mines. The Company has an extensive exploration portfolio with well-defined exploration prospects and organic growth opportunities in all jurisdictions, with more advanced opportunities in Canada, Brazil and Argentina. The objective of the generative exploration program is to advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million GEO(2) which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years.

The Company is continually exploring options for funding such projects that do not draw on free cash flows. Funding strategies include, but are not limited to, proceeds from the monetization of non-cash producing assets or non-core assets that do not meet the Company's precious metal and scale requirements and, where applicable, flow-through funding arrangements. Funds are allocated to develop promising internal opportunities for organic growth through exploration and provide long-term growth.

To assess these opportunities, the Company relies on an experienced local exploration team that operates in its established jurisdictions and other favourable districts in North and South America.

As previously disclosed, greater efforts are being placed on Jacobina and Lavra Velha, which represent the best opportunities for advancement of the goals of the generative exploration program. Every project in the generative exploration program has had some drilling, with some projects more advanced than others and as an example, Lavra Velha in Brazil. There are a number of significant drill targets on the 68,500-hectare property, and Lavra Velha represents one of the immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation. Additionally, the property hosts higher-grade gold and copper potential, as recently demonstrated by positive drilling results at
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Lavra Velha SW target, and the Company is exploring for Iron Oxide Copper Gold ("IOCG") mineralization. For more details, please refer to Section 6: Exploration.

The Company will also, from time to time, make investments to advance prospective exploration projects and more mature projects where it can provide value-added guidance either from the Company's exploration or technical services groups.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier-stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed the cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement, and where the Company can deploy its corporate knowledge to provide value-added support. As part of its corporate approach, the Company shares information and best practices among its operations. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

From time to time, the Company’s strategy includes holding investments in prospective companies. This may be for several reasons such as the disposition of certain assets for shares or in other cases, resulting from an investment for portfolio purposes. The ownership of shares in the Nomad Royalty Company is an example of the former, which were recently converted into Sandstorm Gold Ltd shares during the third quarter following its acquisition of Nomad. An investment may also give the Company an opportunity to further evaluate related opportunities. Normally, these investments are held through a cycle; otherwise, they are treated as any other portfolio investments. The acquisition by the Company of shares of Ascot Resources Ltd. ("Ascot") during 2021 is an example of the latter. In line with its investment strategy, the Company also holds interests in other exploration-stage companies in Canada including Quebec and British Columbia, amongst other prominent areas.

The Abitibi-Témiscamingue region and the province of Quebec, where the Wasamac project is located, represent high-quality regions and jurisdictions for mining which have a long mining pedigree, impressive mining workforces and skilled human capital, and support responsible mining. Furthermore, excellent infrastructure and local and provincial support of mining allows the Company to contain costs, find optimization opportunities, and manage its operations confidently and with an eye on health, safety, environment and community engagement. The focus of the Company in this geographical area is another step in its Canadian and regional strategy, and focus on this region in particular. The geologic nature of Abitibi-Témiscamingue is prolific, with an impressive mineral endowment, where new interpretations of geology and mining skills continue to lead to new, large discoveries.

With Wasamac, Canadian Malartic and Odyssey, the Company will become one of the larger regional and national mining companies in Canada, with a threshold production of approximately 500,000 ounces of gold per year, at costs well below the Company’s and industry average. With the Company’s emphasis on free cash flows(1) generation, and focus on returns, Wasamac fits well into the Company’s corporate portfolio. Wasamac creates an optimized, more established and prolific Canadian company with impressive cash flows present and future and a dominant regional presence in one of the best jurisdictions for mining in the world, which management believes supports a premium valuation for the Company.

Business Combination with Gold Fields – Information Circular Publicly Filed with Unanimous Board Recommendation to Vote in Favour of the Deal

Shareholders and other interested parties should be aware that the management information circular (the “Information Circular”) and related meeting and proxy materials in connection with the special meeting of shareholders (the “Yamana Meeting”), scheduled to be held on November 21, 2022, have been filed and made publicly available. The purpose of the Yamana Meeting is to seek approval for the previously announced proposed business combination whereby all of the issued and outstanding common shares of Yamana will be acquired by a wholly-owned subsidiary of Gold Fields Limited (JSE, NYSE: GFI) (“Gold Fields”) by way of a plan of arrangement under the Canada Business Corporations Act.

Shareholders of record on October 18, 2022 will be eligible to vote at the Yamana Meeting. In addition to the public filing of the Information Circular, the materials are currently being mailed to Yamana shareholders of record on the above-mentioned record date. The Information Circular provides detailed information regarding the proposed business combination, which underpins the Yamana board of directors' conclusions and recommendation.

The Yamana board of directors has unanimously recommended voting in favour of the business combination. Shareholders and other interested parties are strongly advised to read the Information Circular for a detailed description of the transaction and the reasons for the board's recommendation. The Information Circular is available under Yamana’s profile on www.sedar.com and is also available on the Company’s website at www.yamana.com.

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3.    REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022

Revenue

In the three months ended September 30, 2022, revenue was $422.4 million compared to $452.2 million in the same period in 2021. The 7% decrease was primarily driven by lower gold sales volumes in the current quarter, as well as lower average realized gold and silver prices(1) compared to the third quarter of 2021. The average realized gold price(1) for the quarter ended September 30, 2022 was $1,728 per ounce versus $1,789 per ounce in the comparative quarter. Lower sales volumes were attributable to lower production due to mine sequencing during the third quarter, as planned, with all mines still on track to achieve annual production guidance for 2022.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Financial Performance Measures.

Cost of Sales Excluding DDA

Cost of sales excluding DDA increased $11.2 million or 6%, compared with the same quarter in prior year, as result of the impact of inflation on the Company's structure, despite commendable productivity gains by the mine sites to partially mitigate that impact. For further discussion on costs, refer to Section 1: Highlights and Relevant Updates.

Standby and other incremental COVID-19 costs are disclosed as part of cost of sales excluding DDA. As previously disclosed, the Company anticipated that such costs would continue to be minimized with an increasing percentage of the population having been fully vaccinated against COVID-19 or having recovered from COVID-19, the Company expects to see increasing immunity and corresponding decreasing caseloads. During the third quarter, costs related to COVID-19 were immaterial at $0.2 million.

Depletion, Depreciation and Amortization ("DDA")

DDA expense increased $7.8 million or 7%, compared with the same quarter in the prior year. The increase in DDA expense was primarily attributable to higher DDA at Canadian Malartic, El Peñón, and Minera Florida, due to the draw down of stockpiles and higher tonnes being mined and processed, respectively.

Temporary Suspension Costs

Temporary suspension costs of $1.7 million incurred in the three month period to September 30, 2022 relate to a brief illegal labour action at the Cerro Moro mine in the latter part of July 2022, which was resolved.

General and Administrative

General and administrative ("G&A") expenses include expenses related to management of the business that are not part of direct mine operating costs. In the three months ended September 30, 2022, G&A expenses were $2.8 million higher than in the same period in 2021, primarily due to higher stock-based compensation expense in the current quarter relative to the comparative period, related to performance share units and Yamana share over-performance in relation to the broader gold index, while other variances were not individually significant.

Exploration and Evaluation

Exploration and evaluation expenses of $13.2 million for the three months ended September 30, 2022 were 21% higher than in the same period in 2021 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information refer to Section 6: Exploration.

Other Operating Expenses

In the three months ended September 30, 2022, the Company recorded net other operating expenses of $22.5 million compared to net other operating expenses of $10.6 million for the same period in 2021. Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in both the current and comparative periods is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $6.8 million (2021: $6.3 million), of which, only 56.25% is attributable to Yamana shareholders. Yamana has consolidated Alumbrera since the completion of the Agua Rica Alumbrera Integration Transaction on December 17, 2020. Also included in the current period are transaction costs incurred in relation to the proposed Gold Fields transaction of $8.6 million.

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Finance Costs

Finance costs decreased $60.3 million in the three months ended September 30, 2022 compared to the same period in 2021, primarily due to the comparative period including a $53.3 million expense relating to the early redemption of certain of the Company's senior notes, as well as a decrease in the Company's interest expense due to both lower outstanding gross debt, and more favourable interest rates following the senior notes transactions in the third quarter of 2021.

Other Income

Other income was $21.5 million in the three months ended September 30, 2022, compared to other income of $19.9 million in the comparative period. Other income is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The income position in the current period was primarily comprised of foreign exchange gains.

Income Tax Expense

The Company recorded an income tax expense of $31.0 million for the three months ended September 30, 2022 compared to an income tax expense of $31.1 million for the three months ended September 30, 2021. The income tax provision reflects a current income tax expense of $23.3 million and a deferred income tax expense of $7.7 million, compared to a current income tax expense of $40.4 million and a deferred income tax recovery of $9.3 million for the three months ended September 30, 2021.

Included in the income tax expense for the three months ended September 30, 2022 are mining taxes of $8.0 million compared to $14.5 million for the three months ended September 30, 2021. A foreign exchange gain in the amount of $14.8 million was recorded predominantly on the weakening of the Brazilian Real and Argentine Peso against the US Dollar for the three months ended September 30, 2022 compared to a loss of $6.6 million for the three months ended September 30, 2021, on the revaluation of certain non-monetary assets.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Revenue

For the nine months ended September 30, 2022, revenue was $1,349.8 million compared to $1,311.6 million for the same period in 2021. The 3% increase was primarily attributable to higher gold and silver sales volumes in the current period, as well as higher average realized gold prices(1) compared to the same period in 2021. The average realized gold price(1) for the nine months ended September 30, 2022 was $1,825 per ounce versus $1,800 per ounce in the comparative period. Higher sales volumes were most notable at Cerro Moro, which, in the comparative period, was impacted by COVID-19 related travel restrictions that impacted worker availability, and Jacobina, which achieved record quarterly gold production in the second and the third quarter of 2022.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Financial Performance Measures.

Cost of Sales Excluding DDA(5)

Cost of sales excluding DDA increased $24.5 million or 5% for the nine months ended September 30, 2022 compared to 2021, primarily due to the increase in sales volumes as discussed above, and resulting from the impact of inflation on the Company's structure, despite commendable productivity gains by the mine sites to partially mitigate that impact. For further discussion on costs, refer to Section 1: Highlights and Relevant Updates.

Standby and other incremental COVID-19 costs are disclosed as part of cost of sales excluding DDA. As previously disclosed, the Company anticipated that such costs would continue to be minimized with an increasing percentage of the population having been fully vaccinated against COVID-19 or having recovered from COVID-19, the Company expects to see increasing immunity and corresponding decreasing caseloads. During the third quarter in particular, costs related to COVID-19 were immaterial at $0.2 million.

Depletion, Depreciation and Amortization ("DDA")

Total DDA expense increased $18.3 million or 6% for the nine months ended September 30, 2022 compared to 2021, primarily due to the overall higher sales volumes in the current period.

Temporary Suspension Costs

Temporary suspension costs of $7.3 million incurred in the nine month period to September 30, 2022 include $5.7 million related to a labour action at the Minera Florida mine that carried into January 2022, which was resolved in the first quarter of 2022, and
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resulted in a new long-term collective bargaining agreement; and $1.7 million related to a brief illegal labour action at the Cerro Moro mine in the latter part of July 2022, which was resolved.

General and Administrative

G&A expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the nine months ended September 30, 2022, G&A expenses increased $14.0 million or 25% compared to 2021, primarily due to higher stock-based compensation expense particularly in the first quarter related to the substantial increase in the Company's share price in the earlier months of 2022 and Yamana share over-performance in relation to the broader gold index, which resulted in the Company recording a higher expense as the value of the stock-based compensation granted in previous years increased, while other variances were not individually significant.

Exploration and Evaluation

Exploration and evaluation expenses of $29.8 million for the nine months ended September 30, 2022 were higher than the $24.8 million of expenses in 2021 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 6: Exploration.

Other Operating Expenses

In the nine months ended September 30, 2022, the Company recorded other operating expenses of $54.9 million (2021: $25.3 million). Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in the current period is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $20.9 million (2021: $18.9 million), of which, only 56.25% is attributable to Yamana shareholders. Yamana has consolidated Alumbrera since the completion of the Agua Rica Alumbrera Integration Transaction on December 17, 2020. Also included in the current period are transaction costs incurred in relation to the proposed Gold Fields transaction of $12.5 million. Other operating expenses incurred in the comparative period were largely offset by a $9.2 million gain on discontinuation of the equity method of accounting, associated with the change in the status of the Company's investment in Nomad Royalty Company ("Nomad") during the period.

Finance Costs

Finance costs decreased $71.6 million in the nine months ended September 30, 2022 compared to the same period in 2021, primarily due to the comparative period including a $53.3 million expense relating to the early redemption of certain of the Company's senior notes, as well as the decrease in the Company's interest expense due to both lower outstanding gross debt, and more favourable interest rates following the senior notes transactions in the third quarter of 2021.

Other Income

Other income was $28.9 million in the nine months ended September 30, 2022, compared to $12.4 million in the comparative period. Other income is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The income position in the current period was primarily comprised of foreign exchange gains.

Income Tax Expense

The income tax provision for the nine months ended September 30, 2022 reflects a current income tax expense of $111.3 million and a deferred income tax expense of $6.0 million. This compares to a current income tax expense of $102.6 million and a deferred income tax expense of $148.9 million for the nine months ended September 30, 2021.

On June 16, 2021, the Argentine government enacted a law to increase the tax rate from 25% to 35% retroactive to January 1, 2021. As a result, the deferred tax expense in the comparative nine month period includes $146.9 million relating to this change, of which, $106.4 million relates to the MARA project with $46.5 million of this attributable to non-controlling interests in the MARA project.

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QUARTERLY FINANCIAL SUMMARY

For the three months ended	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
(In millions of US Dollars, except per share amounts)	2022	2022	2022	2021	2021	2021	2021	2020
Financial results
Revenue	$422.4	$485.6	$441.9	$503.8	$452.2	$437.4	$422.0	$461.8
Net earnings (loss)(3)	$19.8	$72.1	$57.8	$109.7	$27.0	$(43.9)	$54.7	$103.0
Net earnings (loss)(3) per share - basic and diluted	$0.02	$0.07	$0.06	$0.11	$0.03	$(0.05)	$0.06	$0.11

4.    OPERATING SEGMENTS PERFORMANCE

CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi-Témiscamingue region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited ("Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information (50% basis)	2022	2021	2022	2021
Operating
Ore mined (tonnes)	1,779,982	2,701,243	6,556,415	7,601,827
Waste mined (tonnes)	4,325,216	4,725,499	15,133,431	7,565,918
Ore processed (tonnes)	2,484,138	2,914,600	7,295,142	8,365,275
GEO(2) (Gold)
Production (ounces)	75,262	86,803	242,957	268,459
Sales (ounces)	76,608	83,550	243,522	266,077
Feed grade (g/t)	1.03	1.03	1.14	1.11
Recovery rate (%)	91.2	90.0	91.3	89.7
Total cost of sales per GEO sold(5)	$1,366	$1,168	$1,293	$1,130
Cash costs per GEO sold(1)	$803	$687	$768	$637
AISC per GEO sold(1)	$1,098	$887	$989	$890
DDA per GEO sold	$561	$475	$520	$486
Financial (millions of US Dollars)
Revenue	$132.2	$149.5	$444.6	$478.5
Cost of sales excluding DDA(5)	(61.7)	(58.0)	(188.3)	(171.5)
Gross margin excluding DDA(5)	$70.5	$91.5	$256.3	$307.0
DDA	(43.0)	(39.7)	(126.7)	(129.3)
Mine operating earnings	$27.5	$51.8	$129.6	$177.7
Capital expenditures (millions of US Dollars)
Sustaining and other	$17.9	$11.6	$39.4	$52.0
Expansionary	$36.3	$13.8	$89.3	$27.4
Exploration	$3.6	$3.9	$12.5	$11.3

Canadian Malartic had a strong third quarter, producing 75,262 ounces, in line with plan. Canadian Malartic recovery rates have continued to trend higher than comparative periods, as anticipated from the processing of softer Barnat ore. Based on the third quarter's mining sequence, the Barnat pit which has a higher strip ratio in the upper benches, contributed approximately half of the ore processed. The Canadian Malartic pit provided approximately a quarter of the mill feed, while the remaining ore came from the surface stockpile. Canadian Malartic remains on target to achieve guidance, as planned with the mining sequence and transition from the Canadian Malartic pit, while optimizing cash flows.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the quarter were $1,366, $803, and $1,098 respectively, with cash costs(1) and AISC(1) better than plan .

For further information on the planned Odyssey project and other Malartic initiatives, please refer to Section 5: Construction, Development and Other Initiatives.

Canadian Malartic Exploration

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Exploration during the third quarter continued to support the aggressive conversion infill drill program at East Gouldie and advance property wide exploration efforts. The infill program continues to generate excellent results demonstrating consistent grades and widths throughout the mineralized zone, further demonstrating the high quality nature of the reported inferred resource. This drilling is expected to continue to convert a significant portion of the 2021 year end inferred resource to indicated resources. East Gouldie currently has a strike length of approximately 1,400 metres in an east-west direction and dips 60 degrees to the north, extending from 700 metres to 1,900 metres depth below surface. Mineralization remains open to depth and to the east. The zone dips toward the East Malartic zone, and may converge with East Malartic at depth. As of January 21, 2022 East Gouldie was estimated to contain inferred mineral resources of 6.01 million ounces of gold, in 61.65 million tonnes at a grade of 3.1 grams per tonne gold and Measured and Indicated mineral resources of 1.50 million ounces of gold, in 11.95 million tonnes at a grade of 3.9 grams per tonne gold. These numbers are reported on a 100% basis, making Yamana’s 50% share of the total resources 3.79 million ounces of gold.

The main objectives of the 2022 drilling program are to convert the inferred mineral resource to an indicated mineral resource, complete additional infill and delineation drilling on the Odyssey zones, as well as to carry out further exploration drilling to expand the current mineralized envelope. To that end, ten surface drills and four underground drills are active at quarter end and by the end of the third quarter of 2022, completed drilling included 68,541 metres of infill on East Gouldie, 12,405 metres of exploration drilling on East Gouldie expansion, outside the resource envelope, and 32,337 metres of conversion drilling on Odyssey South. Infill drilling in 2022 continues to demonstrate remarkable grade and width continuity in the East Gouldie mineralized zone, with indicated resource drilling meeting or exceeding the grade and width of the reported inferred resource, validating the inferred resource estimate. Additionally, up to three drill rigs worked during the third quarter on exploration of the eastern extension of the East Gouldie structure from the Rand property, completing 3,880 metres on East Gouldie Extension and 1,770 metres of exploration on the South Porphyry target on the Rand project. No further exploration drilling is currently planned for the fourth quarter although targets are currently being developed on the Camflo property and from the Malartic open pit. The eastern extension of East Gouldie now has fifteen pierce points from both 2021 and 2022 drill programs providing 300-500 metre drill centres, testing a panel beyond the East Gouldie resource measuring approximately 1,500 metres along strike and 900 metres down dip. To date in 2022, 14,600 metres were completed on East Gouldie extension, generating eight new pierce points in the eastern extension of the East Gouldie plane. Highlights, as reported in the July 27, 2022 press release 'Yamana Gold Announces Positive Exploration Results Underpinning Strategic Upside At Odyssey And Wasamac; East Gouldie Exploration Drilling Continues to Highlight Significant Expansion Potential; Infill Drilling Results at Wasamac Support an Expanded Production Scenario', include the following estimated true widths intercepts:

•East Gouldie Infill: MEX21-230WB, 6.45 g/t of gold over 22.53 metres; MEX22-233, 5.03 g/t of gold over 33.24 metres; MEX21-225WBZ, 2.23 g/t of gold over 60.26 metres; and MEX21-228W, 6.93 g/t of gold over 27.50 metres.

•East Gouldie Extension Exploration: MEX22-232, 3.85 g/t of gold over 5.98 metres; RD21-4689AA, 4.11 g/t of gold over 2.96 metres; and MEX22-231, 1.84 g/t of gold over 62.92 metres.

•Odyssey South Conversion: UGOD-021-007, 19.11 g/t of gold over 7.40 metres; UGOD-021-002, 5.24 g/t of gold over 17.04 metres; UGOD-026-010, 17.57 g/t of gold over 8.64 metres; and UGOD-016-051, 28.66 g/t of gold over 6.62 metres.

During the first quarter, the Partnership entered into a royalty repurchase agreement to exercise its buy-out option to repurchase the 2% net smelter return royalty on its 262-hectare Rand property. The Partnership originally acquired the Rand property in 2019 and in connection with the transaction, granted a net smelter royalty equal to 2% of the net smelter returns from precious metals produced from the property, with an accompanying repurchase right, which has now been exercised. As noted, Rand allows for the exploration of the eastern extension of the East Gouldie structure and with the completion of this transaction, there are now no further royalties that remain on the Rand property.

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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2022	2021	2022	2021
Operating
Ore mined (tonnes)	781,075	666,358	2,266,057	1,872,892
Ore processed (tonnes)	794,628	688,170	2,249,822	1,957,487
GEO(2) (Gold)
Production	50,113	47,373	146,899	137,978
Sales	50,579	47,147	146,507	137,802
Feed grade (g/t)	2.05	2.23	2.13	2.28
Recovery rate (%)	95.8	95.9	95.6	96.4
Total cost of sales per GEO sold(5)	$907	$858	$875	$905
Cash costs per GEO sold(1)	$586	$518	$559	$606
AISC per GEO sold(1)	$801	$722	$775	$772
DDA per GEO sold	$321	$334	$307	$292
Financial (millions of US Dollars)
Revenue	$87.9	$84.7	$268.3	$248.5
Cost of sales excluding DDA(5)	(29.6)	(24.7)	(83.2)	(84.5)
Gross margin excluding DDA(5)	$58.3	$60.0	$185.1	$164.0
DDA	(16.2)	(15.7)	(45.0)	(40.2)
Mine operating earnings	$42.1	$44.3	$140.1	$123.8
Capital expenditures (millions of US Dollars)
Sustaining and other	$5.3	$3.9	$14.5	$9.9
Expansionary	$12.4	$8.0	$26.2	$17.6
Exploration	$2.9	$2.1	$8.5	$5.5

Jacobina had an exceptional third quarter and delivered record quarterly gold production of 50,113 ounces. The production results were in line with plan and exceeded the comparative quarter, driven by higher ore tonnes processed. Underground mine development work is in line with the mine plan at 1,500 metres per month to gain access to new mining panels, and together with the higher ore tonnes mined, provides additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion. As previously guided, production for 2022 is expected to increase for the ninth consecutive year, a trend that is expected to continue in the coming years, as a result of the phased expansion strategy and the exploration programs aimed at generating significant value from the remarkable geological upside of the property.

The Phase 2 expansion at Jacobina was successfully completed in the third quarter, with the mine achieving a sustained throughput rate of over 8,600 tpd in each of the three months, exceeding the Phase 2 throughput objective of 8,500 tpd and establishing Jacobina’s sustainable production profile at 230,000 ounces of gold per year, as grades will increase in 2023 due to the reduction of reliance on stockpiles, combined with access to higher grade zones.

For further information on the planned Jacobina processing plant capacity optimization and expansion initiatives, including the Phase 4 expansion of up to 15,000 which would increase gold production to 350,000 ounces per year, as well a comprehensive tailings management strategy for long-term sustainability, please refer to Section 5: Construction, Development and Other Initiatives.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the third quarter of $907, $586, and $801, respectively.

Jacobina Exploration

Exploration activities at Jacobina ramped up during the third quarter with four additional drill rigs added to the program, bringing the total number of active drills on the project to fifteen. Drilling during the quarter was focused on infill and exploration drilling in support of the phased expansion plan with 40,000 metres of drilling planned to convert Indicated and Inferred resources at Morro do Vento, João Belo, João Belo Sul and Morro do Vento Norte (Main Reef) and to add new inferred resources for future years. This drilling is expected to replace mineral reserves and resources beyond depletion, notwithstanding increasing production, underscoring Jacobina’s exceptional long-term growth potential and remarkable geological upside, and ability to further extend strategic mine life.

During the third quarter, approximately 17,469 metres of drilling were completed at Jacobina, including 29 drill holes totaling 9,133 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, six drill holes totaling 3,810
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metres of exploration drilling dedicated to defining new inferred mineral resources, and 11 drill holes totaling 4,526 metres of exploratory drilling, testing and defining new potential resources in the near mine setting.

The infill program focused on delineation of new indicated resources, targeting inferred resource areas, located around the current development infrastructure. Infill drilling during the quarter was executed at João Belo Norte (LMPC Reef), Morro do Vento central potion (Main Reef), João Belo Sul (LMPC) and Canavieiras Sul. Results obtained at Morro do Vento continue to confirm good potential at Morro do Vento Central region (Main Reef), indicating good potential in this open region close to existing infrastructure, where drilling is ongoing. Ongoing infill drilling at João Belo Sul is continuing to confirm the grades and geometry, where mineralization remains completely open for expansion to the south along a 1,200 metre corridor. At João Belo Norte, drilling is confirming the extent and grade of the upper conglomerate.

Exploration drilling activity completed in the third quarter included approximately 3,810 metres in six drill holes, dedicated to delineation of new inferred resources at Morro do Vento Leste, João Belo Sul South Extension, Serra do Córrego and Morro do Vento. Drilling at João Belo Sul South Extension continues to expand and confirm the presence of good grade mineralization south of current resources, where ongoing drilling indicates potential remains open to the south. At Morro do Vento, drilling to the south continues to confirm the extension of Main Reef in this direction, toward João Belo Norte. Exploration drilling from surface at Morro do Vento Leste is confirming the extent of the upper conglomerates (LVL, MU, LU reefs), with good grades over narrower widths.

Exploratory drilling dedicated to defining new potential resources in the near mine setting continued in the third quarter, totaling 4,526 metres in 11 drill holes. Drilling was completed at Morro da Maricota (targeting down plunge), Morro do Vento down-dip, Morro da Viuva, João Belo Sul, Serra do Córrego Norte, João Belo Leste, Morro do Vento Sul and Canavieiras Sul. Ongoing drilling at Morro da Maricota is confirming the up-plunge potential of mineralization in this sector, representing an approximate 1,900 metre extent, extending from positive rock samples and artisanal mines at surface to depth, where positive historic drilling results occur. At Serra do Córrego Norte, interpreted as the northern offset extension of Canavieiras, an updated geological and structural model was completed, which is expected to benefit ongoing drilling, testing a potential target area of about 1,000 metres by 350 metres down-dip in this sector. Ongoing drilling at Morro da Viuva is confirming the down dip extension of mineralization at artisanal mines on surface.

Overall, exploration continues to demonstrate success in identifying and defining new extensions of current producing sectors of the Jacobina mine, with exceptional results replacing depletion with high-quality mineral reserves and mineral resources close to current mine infrastructure. Aggressive step out exploration drilling continues to open up new, extensive frontier areas available for mineral resource growth in new sectors of the property, as exemplified by recent successes at João Belo Sul, Morro do Vento Main Reef down-dip and at Serra do Córrego and Morro da Maricota. These discoveries support a strategic mine life of several decades at a production level well above the planned Phase 2 expansion annual production level of 230,000 ounces and likely 270,000 ounces, which is the planned annual production level for the Phase 3 expansion by 2025 as described above. Please refer to the press release issued on July 7, 2022 by the Company, entitled "Yamana Gold Announces Strong Preliminary Second Quarter Operating Results With Exceptional Performance Across Its Core Asset Portfolio Delivering Production Ahead of Plan; Strategic Initiatives At Jacobina and Wasamac Continue To Advance" for further details.
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CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2022	2021	2022	2021
Operating
Ore mined (tonnes)	90,510	84,756	274,565	238,730
Waste mined (tonnes)	659,803	1,128,222	2,390,241	2,897,485
Ore processed (tonnes)	92,301	97,780	289,199	274,541
GEO(2)
Production	40,201	37,853	136,909	98,406
Sales	41,102	35,475	137,755	97,795
Total cost of sales per GEO sold(5)	$1,481	$1,664	$1,334	$1,575
Cash costs per GEO sold(1)	$926	$966	$865	$918
AISC per GEO sold(1)	$1,263	$1,422	$1,185	$1,334
DDA per GEO sold	$505	$578	$444	$477
Gold
Production (ounces)	24,888	19,261	81,071	49,959
Sales (ounces)	25,353	18,838	80,859	49,295
Feed grade (g/t)	8.82	7.20	9.24	6.26
Recovery rate (%)	95.1	85.0	94.4	90.4
Silver
Production (ounces)	1,375,661	1,370,486	4,643,220	3,416,412
Sales (ounces)	1,417,191	1,233,652	4,736,575	3,412,856
Feed grade (g/t)	493.97	514.38	527.80	435.61
Recovery rate (%)	93.8	84.8	94.6	88.9
Financial (millions of US Dollars)
Revenue	$70.9	$63.3	$246.6	$176.1
Cost of sales excluding DDA(5)	(40.1)	(38.5)	(122.7)	(107.4)
Gross margin excluding DDA(5)	$30.8	$24.8	$123.9	$68.7
DDA	(20.8)	(20.5)	(61.1)	(46.6)
Temporary suspension costs	(1.7)	—	(1.7)	—
Mine operating earnings	$8.3	$4.3	$61.1	$22.1
Capital expenditures (millions of US Dollars)
Sustaining and other	$9.7	$12.2	$29.7	$27.4
Expansionary	$0.7	$0.4	$0.7	$0.7
Exploration	$1.3	$0.7	$4.4	$4.3

Cerro Moro produced 40,201 GEO(2) comprising 24,888 ounces of gold, and 1,375,661 ounces of silver, consistent with or exceeding production guidance and production from the comparative period. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore, which accounts for nearly 80% of the now stabilized throughput.

The opening of more mining faces and resultant increase in mill feed coming from higher-grade underground ore continued in the third quarter with Zoe contributions becoming more prevalent. During the third quarter, most of the ore delivered to the plant came from Escondida Far West, Zoe, Escondida Central and Escondida West. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd. With improvements to mine development and flexibility, and modifications to the mining sequence for the year, the Company anticipates more balanced quarterly production profile over the second half of year, with production reflecting reserve grades. This positions Cerro Moro well to meet or exceed gold and silver guidance for the year.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the third quarter were $1,481, $926, and $1,263, respectively, better than plan and all well below the comparative quarter, as a result of the exceptional production in the quarter.

The mine has a significant inventory of veins that are comparatively lower-grade in relation to the very high Cerro Moro mineral reserve and mineral resource grade, that are not fully reflected in the current mineral reserve and mineral resource statements. These veins could potentially support new mineral resources for the plant expansion scenario with lower cut-off grades than the high grades currently being mined. Drilling of these lower grade veins was not typically followed up with infill drilling in the past as
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the mineralization is below the current cut-off grade. Cerro Moro was developed as a high grade, low tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:

a.a scalable plant, where the front-end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective,
b.heap leaching near surface, lower-grade material, to supplement other production.

The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. Upside from the aforementioned processing options would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement. During the second quarter, Yamana advanced the plant expansion, envisaged as a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases. In parallel, a technical study on the potential heap leach project was conducted, and while the results obtained in the second quarter of 2022 were positive, the Company has elected to prioritize the plant expansion project, as it provides a more immediate high return growth prospect, similar to the phased expansion successfully deployed at Jacobina. For further information on the Cerro Moro scalable plant and heap leach project and other initiatives please refer to Section 5: Construction, Development and Other Initiatives.

As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce greenhouse gas emissions, thereby accelerating the achievement of the Company’s 1.5ºC science-based carbon emissions reduction target.

The transition of Cerro Moro from high-cost diesel-generated electricity to wind power is the most attractive and compelling of several viable greenhouse gas reduction options. The conversion of approximately 50% of Cerro Moro's electricity requirements from diesel to wind power would meet the greenhouse gas emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target. Further, it is expected that the transition to wind power would reduce operating costs, expand mineral reserves and mine life. A detailed evaluation, including a third-party feasibility study of this opportunity is underway. The third-party study to finalize the Company's evaluation of wind power indicates there should be a sufficient and sustainable supply of power as the Cerro Moro area of southern Argentina is considered one of the best on-shore locations in the world for wind energy. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects.

Cerro Moro Exploration

Exploration during the third quarter at Cerro Moro included the completion of approximately 8,224 metres of infill drilling in 54 drill holes, to convert inferred mineral resources to indicated mineral resources, and 7,594 metres of exploration drilling in 32 drill holes, dedicated to defining new inferred mineral resources. Drilling completed during the quarter also included 5,007 metres of scout drilling in 25 drill holes, defining areas of new potential resources in the near mine setting, and 2,604 metres of RC drilling, targeting areas of potential open pit heap leachable resources. Infill drilling during the third quarter utilizing two diamond drill rigs was completed at Escondida Far East, Veronica and Gabriela, returning positive results at Veronica and Gabriela. The infill program will continue at Gabriela, Martina, Naty, Michelle, Nini, Domos Union and Esperanza in the third quarter.

Exploration drilling completed in the third quarter continuing to focus on the core mine Escondida-Zoe structural corridor, continuing to test extensions of known ore shoots to depth and laterally and to test new sectors, targeting areas with potential to generate new underground resources. Drilling utilizing two diamond drill rigs was completed at Veronica, Gabriela, Escondida Far East and Martina. Results received during the quarter include positive intercepts from Veronica and Gabriela, extending ore shoots laterally and to depth at both targets. At Escondida Far East, drilling targeted the down plunge extensions of steeply plunging high grade ore shoots in the southeastern sector of this zone. All holes intersected visually positive mineralized structures.

Additional work completed during the quarter at Cerro Moro included continued exploratory drilling at Mosquito, testing geophysical and structural targets, and drilling at Nevado, targeting the potential northwest extension of the Escondida mineral corridor. Most results are pending because of slower than anticipated lab turnarounds. RC drilling of potential open pit targets (Agostina, Carlita, Deborah, Esperanza, Michelle, Tres Lomas) continued during the third quarter, with positive results received from initial exploratory drilling at Agostina.

Additional field work completed during the quarter included the collection of 470 rock chip samples and 60 days of geological mapping and prospecting to advance regional targets (Nevado, Corina, Bahia Laura NE, La Juanita, Mosquito, Naty-Condor, Naty Central), and ongoing in-house ground magnetics, completed over four survey blocks in the core mine and Zoe Southeast, Naty and Mosquito areas. The in-house magnetic surveys are proving useful in the definition of mineralized corridors and their potential extensions and will benefit ongoing exploratory efforts.
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EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2022	2021	2022	2021
Operating
Ore mined (tonnes)	285,015	267,141	784,203	797,642
Ore processed (tonnes)	349,842	301,153	1,013,394	978,000
GEO(2)
Production	53,228	62,545	157,163	158,429
Sales	53,797	63,288	159,649	159,432
Total cost of sales per GEO sold(5)	$1,211	$996	$1,137	$1,128
Cash costs per GEO sold(1)	$775	$631	$731	$710
AISC per GEO sold(1)	$1,034	$885	$1,006	$1,001
DDA per GEO sold	$435	$346	$390	$394
Gold
Production (ounces)	43,912	50,229	131,869	121,157
Sales (ounces)	44,684	50,517	133,830	121,887
Feed grade (g/t)	4.13	5.46	4.23	4.09
Recovery rate (%)	94.8	95.0	95.2	94.1
Silver
Production (ounces)	837,104	902,698	2,125,068	2,610,097
Sales (ounces)	815,986	943,006	2,159,944	2,625,607
Feed grade (g/t)	87.61	107.84	75.59	96.37
Recovery rate (%)	85.5	86.1	85.9	86.2
Financial (millions of US Dollars)
Revenue	$93.2	$113.3	$291.3	$286.5
Cost of sales excluding DDA(5)	(41.8)	(41.1)	(119.2)	(117.0)
Gross margin excluding DDA(5)	$51.4	$72.2	$172.1	$169.5
DDA	(23.4)	(21.9)	(62.3)	(62.9)
Mine operating earnings	$28.0	$50.3	$109.8	$106.6
Capital expenditures (millions of US Dollars)
Sustaining and other	$8.2	$9.3	$27.8	$27.5
Expansionary	$1.0	$2.0	$3.4	$6.2
Exploration	$4.4	$4.7	$10.7	$13.3

El Peñón produced 53,228 GEO(2), comprising gold production of 43,912 ounces which exceeded plan, and 837,104 ounces of silver. Optimized mining sequencing, bringing forward zones with a higher gold to silver ratio in the first three quarters of the year, has put El Peñón in an excellent position to achieve full year GEO(2) production guidance. The Company expects higher silver production in the fourth quarter, due to the mining of higher grade silver zones such as Fortuna, Providencia, Pampa Campamento and Martillo Flats.

Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,211, $775, and $1,034, respectively.

El Peñón Exploration

Exploration activities during the third quarter at El Peñón utilizing twelve drill rigs (nine diamond drills and three reverse-circulation (RC) rigs) included completion of approximately 15,692 metres of infill drilling in 37 drill holes, to convert inferred mineral resources to indicated mineral resources, 36 exploration drill holes totaling 17,263 metres, dedicated to defining new inferred mineral resources in the near mine setting, and 2,732 metres in six RC and diamond drill holes testing regional targets at Peñón Sur.

The infill drilling program at El Peñón ramped up during the third quarter with the addition of two surface and one underground diamond drill rigs and one additional RC rig. Drilling targeted areas that have demonstrated positive exploration results, including areas in the southern, central and northern core mine sectors, included Pampa Campamento, Pampa Campamento Oeste, Pampita, Ventura and Martillo Flat. The infill program continues to generate positive results, particularly within the Pampa Campamento vein system (main structure, splay and sigmoidal veins), close to existing underground development and with the expenditure of relatively short drill holes.
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Exploration drilling during the third quarter utilizing two underground and one surface diamond drill rigs and one RC rig, was completed in 11 sectors of the core mine area, including, from north to south, Ventura, La Paloma, Bonanza Este, Martillo Flat, Martillo Flat SSE, Aleste SS, Conexión Providencia-Bermuda, Pampa Campamento, Lazo Carmín, Sorpresa, and Dorada SW. Drilling continued to focus on sectors that were most productive in generating new resources during 2021, on ore shoot trends, and higher grade sectors, as ore zones are extended to depth toward the lower dacitic unit across shallowly dipping faults, and on parallel and secondary veins associated with known structures (e.g., Pampita, Martillo Flat Sur Este). Results received during the quarter include positive intercepts from Martillo Flat Sur Sur Este and Pampa Campamento Oeste.

District exploration work during the third quarter continued at South Deeps (Peñón Sur) south of the core mine development, where drill results received from drill holes completed in the second quarter included additional anomalous gold and silver values at depth, south of the highly productive El Peñón vein system of the existing mine. Expansion of the vein system south of the core mine could meet the objective of increasing production at a site that has significant excess plant capacity. Exploration activities completed during the quarter included development of an updated 3D geological model for the South Deeps target area, integrating recent drilling, geochemical and geophysical data, and generating priority targets available for drilling planned in 2023. The positive exploration results received at the South Deeps target are encouraging and provide the opportunity to add potential ounces in an easily accessible near mine setting.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2022	2021	2022	2021
Operating
Ore mined (tonnes)	216,975	204,428	602,744	637,380
Ore processed (tonnes)	259,107	239,476	692,452	739,921
GEO(2) (Gold)
Production	22,497	21,890	56,951	66,521
Sales	22,241	23,177	54,493	67,746
Feed grade (g/t)	2.94	3.08	2.78	3.02
Recovery rate (%)	92.0	92.3	92.1	92.6
Total cost of sales per GEO sold(5)	$1,721	$1,539	$1,704	$1,467
Cash costs per GEO sold(1)	$1,041	$917	$1,001	$872
AISC per GEO sold(1)	$1,382	$1,239	$1,410	$1,197
DDA per GEO sold	$678	$554	$697	$531
Financial (millions of US Dollars)
Revenue	$38.2	$41.4	$99.0	$122.0
Cost of sales excluding DDA(5)	(23.2)	(22.8)	(54.8)	(63.4)
Gross margin excluding DDA(5)	$15.0	$18.6	$44.2	$58.6
DDA	(15.1)	(12.8)	(38.0)	(36.0)
Temporary suspension costs(5)	—	—	(5.6)	—
Mine operating earnings	$(0.1)	$5.8	$0.6	$22.6
Capital expenditures (millions of US Dollars)
Sustaining and other	$4.4	$4.1	$11.7	$12.3
Expansionary	$7.1	$4.3	$15.6	$16.4
Exploration	$1.6	$1.4	$4.7	$3.4

Minera Florida reported gold production of 22,497 ounces during the quarter, increasing production for the third consecutive quarter, and remains on target to achieve its annual production guidance range. During the past year, Minera Florida has seen improved operational efficiency and reduced haulage distances as a result of re-establishing ore passes. Internalization of mining activities, ongoing optimization of the haulage infrastructure, and increasing disposal storage of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter identified several opportunities to increase recovery. Management is prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

Consistent with the 10-year outlook, the plant de-bottlenecking study is advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month in 2025, thereby increasing annual gold production to approximately 120,000 ounces. The Company submitted the ESIA for the expansion during the fourth quarter of 2021, with the timeline expected to be approximately 18 months for approval, with another 12 months to receive sectoral permits.
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Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the quarter were $1,721, $1,041, and $1,382 respectively. AISC(1) was impacted by several factors during the quarter, including mining sequence which saw extraction from a higher number of mining zones in preparation for the fourth quarter, with both linear development and exploration expenses being in line with plan, despite the lower production profile. Costs per GEO(2) are expected to improve in the fourth quarter due to higher grades, and higher silver and zinc by-product credits.

Minera Florida Exploration

Exploration activities at Minera Florida continued to identify extensions of known mineralized zones and generate new near mine discoveries. Drilling results continue to demonstrate good gold grades over mineable widths, with positive contributions from both silver and zinc to gold equivalent grades. Exploration during the third quarter included completion of approximately 17,969 metres of drilling in 109 diamond drill holes, including 79 drill holes totaling 11,319 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, 26 exploration drill holes totaling 5,720 metres, dedicated to defining new inferred mineral resources, and four drill holes totaling 930 metres of exploratory drilling, focused on the discovery of new potential resources in the near mine setting.

Infill drilling in the quarter, utilizing four underground drill rigs and one surface diamond drill rig, was completed in four core mine areas, including Aurora, Patagua E, Patagua W and Polvorín W. Positive results were received from Polvorín W and Aurora, where high-grade mineralization remains open for expansion to depth.

Exploration drilling during the third quarter utilizing two underground drill rigs tested three target areas, including Maqui Norte, Manda Norte and Maqui CII. High-grade intercepts were reported at Maqui Norte, where mineralization remains open for further expansion laterally to the north, and at Manda Norte, where mineralization remains open down dip, and where drilling results to date suggest grades may increase with depth.

District-scale exploration activity at Minera Florida during the third quarter, focused on the discovery of new potential resources in the near mine setting, included completion of exploratory drilling totaling 930 metres in four drill holes, testing the Quemazón target, collection of 332 surface rock chip samples, 160 terraspec analysis, and 50 days of mapping advancing multiple targets.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER INITIATIVES

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Company has several construction, development and advanced stage projects underway. Notable progress relating to some of these key initiatives include, but are not limited to the following:

Wasamac Project, Canada

Project Summary

The wholly owned Wasamac underground gold project is located 15 kilometres west of Rouyn-Noranda in the Abitibi-Témiscamingue region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and just 100 kilometres west of Yamana’s 50%-owned Canadian Malartic mine. Yamana acquired the project in January 2021, further expanding its footprint in Quebec and significantly enhancing the Company’s long-term growth prospects.

On July 19, 2021, the Company issued the press release "Yamana Gold Announces Positive Development Decision On Its Wholly owned Wasamac Project Based on Positive Results From Several Studies Showing Higher Average Daily Throughput, Increased Mineral Reserves, Increased Average Annual Production And Strong, Increased Cash Flows". In the press release, the Company announced the results of several studies on Wasamac, intended to corroborate diligence reviews conducted by the Company on its purchase of Wasamac in early 2021 and update a historical feasibility study. These studies updated the baseline technical and financial aspects of Wasamac that now underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews.

Wasamac is designed as a modern underground operation with a small footprint and almost all surface infrastructure located on the north of Route 117 highway, away from the neighbouring community. Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize energy use and carbon emissions, with further electrification planned as new technology becomes commercially available between now and project execution. Ore will be processed through a new processing plant at a planned initial average throughput of 7,000 tpd and tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility. Please refer to the Opportunities Providing Upside section below for a more complete list of updates surrounding the updated LOM plan, throughput, ramp-up and expected annual production.

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Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at two and a half years, with the underground crusher and conveyor system scheduled for commissioning six months later and first gold production scheduled for 2026.

Initial capital cost is expected to be relatively modest for an underground operation with an initial capacity of 7,000 tpd, at approximately $416.0 million. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities. The Company plans to fully fund development with available cash and cash flows. The Company anticipates building significant cash balances over the upcoming years, which will be allocated to the project in time for its formal development, once the required permits are received.

Total LOM sustaining capital estimated at $318.0 million primarily for underground mine development and mobile equipment. LOM cash costs(1) and AISC(1) of $640 per ounce and $828 per ounce, respectively, remaining well below the Company average, reflecting the application of more conservative cost assumptions to de-risk the project and align with benchmark costs from Yamana’s other operations.

Robust project economics with an after-tax IRR of 16.1% at $1,550 per ounce of gold and an after-tax IRR of 24% at $1,850 per ounce of gold, based on mineral reserves and excluding future upside potential from encouraging exploration prospects. There is potential for a significant increase in NPV and after-tax IRR with an increase in mineral inventory and increase in mine life. An increase in mine from the presently contemplated 10 years to 15 years doubles the NPV of the project.

Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, has the potential to increase to approximately 500,000 ounces by 2028, and continue at this level through at least 2041.

Third Quarter Progress Update

During the third quarter, the Company continued to advance preparations for its board-approved bulk sample program. The initiative would allow construction to commence on the ramp, enabling earlier access to the deposit to increase the level of confidence in metallurgical and geotechnical variables and optimize the processing flow sheet and mining sequence. Construction of surface facilities to support the ramp development activity and associated environmental requirements would also be advanced.

With a high level of continuity and regular geometry, combined with a relatively simple structural setting and average mineralized widths of 13 metres, Wasamac is well positioned for high-production and low-cost underground mining methods given the project’s low level of geological risk and favourable geological environment. Infill drilling results since mid-2021 confirm or exceed expected grades and widths. Similarly, the metallurgical and geomechanical assumptions used in the feasibility study are based on rigorous lab testing from drill hole samples. Bulk sampling and industrial-scale tests will build on these results, enabling development of production-ready models for the grade, recovery, and geotechnical aspects of the project, to support the first three years of production.

Additionally, the bulk sample program will allow the Company to capture opportunities to optimize the processing performance by testing multiple flowsheet options and confirm stope stability parameters to optimize stope dimensions, backfilling strategy and mining sequence while contributing to ensuring a safe working environment. The accelerated development of the ramp will also establish drilling platforms to perform both delineation and exploration drilling at Wasamac main zones, Wildcat and potential new zones from underground.

Preparation of the documentation for the bulk sample permits is underway and ramp development is expected to begin in the second half of 2023. While the permit application is in progress, select site works, including construction of an access road, a temporary 25 kV power line and temporary buildings are scheduled to commence in the second half of 2022.

The bulk sample will not require additional costs above what was included in the feasibility study, rather a fraction of the costs have been brought forward in time slightly. A modest capital expenditure of approximately $7.0 million was planned for the second half of 2022 in relation to the bulk sample, a portion of which is now expected to be pushed back to early 2023 due to the optimized development sequence.

Substantial work is also underway to select the leading technologies available for the development and operation of Wasamac. The key objectives remain to increase worker safety, minimize impact on the environment and the community, and reduce consumption of non-renewable energy and greenhouse gases. Technologies under evaluation include electric production vehicles, autonomous vehicles, bio-lubricants and ventilation on demand.

The Company relies on a collaborative approach to ensure the success of Wasamac. In this regard, our environmental assessment process is conducted in collaboration with our stakeholders, including neighbors, and First Nations. A community relations office has now been established to further facilitate ongoing engagement with local residents and accessibility to the Company's team, as well as providing up-to-date information on the project. Complementary campaigns of environmental
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baseline data collection are currently underway. Preparation of the Environmental Impact Assessment (“EIA”) is on track, with the filing expected by the end of 2022 or early 2023.

For additional information on the planned Wasamac exploration initiatives, please refer to Section 6: Exploration.

Opportunities Providing Upside

During the previous quarter, the Company completed an update of the Wasamac strategic LOM plan to 9,000 tpd, building on the 2021 feasibility study and incorporating the results of several value-adding studies that were advanced throughout the first half of 2022. The strategic plan demonstrates an improved gold production profile compared to the feasibility study, while continuing to establish Wasamac as a modern, low-cost, responsible underground mine.

Extension of the processing plant site through land acquisition and additional geotechnical drilling have allowed optimization of the underground mine design and processing plant layout. The revised layout avoids environmentally sensitive areas, improves the plant configuration, and provides additional space for ore stockpiling, while continuing to minimize impacts to the surrounding property holders. Using the revised mine designs, the mining sequence has been optimized to increase feed grades in the first two years, resulting in a faster production ramp-up to 200,000 ounces in 2027 and up to 250,000 ounces in 2028.

Furthermore, the ongoing mine design and sequence optimizations could position the Wasamac mine with the option for a future incremental expansion from 7,000 tpd to 9,000 tpd in year 3 of operations, to extend the gold production profile of 250,000 ounces per year until at least 2030. The results of a comminution trade-off study indicate that the higher throughput of 9,000 tpd could be achieved with limited additional mechanical equipment at modest capital expenditures and without increasing the area of the plant layout.

The strategy to start production at 7,000 tpd, with a later incremental expansion to 9,000 tpd, balances the mining equipment fleet and workforce requirements while minimizing any impact to the ongoing permitting process. As a result, the Company continues to expect to receive the required permits to commence project construction in mid-2024 and the initial capital cost estimate from the feasibility study of $416 million also remains unchanged.

Positive infill and exploration drilling results to date indicate the potential for a strategic mine life of 10 to 15 years at 200,000 to 250,000 ounces of gold per year, compared to the LOM average of 169,000 ounces in the feasibility study. The Wasamac deposit is not only open at depth and along strike but the underexplored secondary zones such as Wildcat are showing promising drilling results. Additional exploration targets on the property, including the adjacent Francoeur, Arntfield, and Lac Fortune properties, provide further upside.

As a result of the improved production profile in the updated strategic LOM plan, unit costs are expected to be lower than the feasibility study LOM average AISC(1) of $828 per ounce and, at the feasibility study gold price of US$1,550, the net present value would approximately double assuming the strategic mine life is extended through 2036 at 9,000 tpd.

Other opportunities that continue to be evaluated but are not yet included in the strategic plan include the processing flow sheet optimization to increase metallurgical recoveries by approximately 3% (for which metallurgical testing is ongoing), optimized configuration of the tailings filter plant and paste backfill plant, and increased levels of electrification, automation and renewable energy usage in the project.

Odyssey Project, Canadian Malartic, Canada (50% interest)

Project Summary

The underground Odyssey project is located east of the current Canadian Malartic open pit operation and is comprised of the East Gouldie, Odyssey South, Odyssey North and East Malartic mining zones with a combined mining rate of approximately 19,500 tonnes per day when operating at full capacity. Ore will be transported to surface using a combination of shaft hoisting, from the lower zones, and truck haulage, from the upper zones; all ore will be processed at the existing Canadian Malartic processing plant. Tailings will be deposited underground as paste fill and in the Canadian Malartic pit, once the pit is depleted.

A NI 43-101 technical report for Canadian Malartic was completed in March 2021, and includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. First production from the Odyssey South deposit is expected in 2023. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. Whereas the Company had originally considered a production platform for the new underground mine conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis.

As of December 31, 2021, the Odyssey Project contains 2.35 million ounces of gold in Indicated Mineral Resources and 13.15 million ounces of gold in Inferred Mineral Resources of which 7.3 million ounces, or approximately 47%, is included in the technical study mine plan. The Odyssey project will utilize a transverse long hole stoping mining method with primary and
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secondary stopes and paste backfill to fill the voids, a proven mining method in the region. The mineralization geometry and very good rock quality are ideal for bulk mining. The East Gouldie zone in particular is at least one kilometre in height, one kilometre in strike length and typically 15 metres wide, with maximum widths of up to 80 metres. Infill drilling confirms excellent grade continuity throughout the deposit. As such, large stopes of 30 to 50 metres high by 20 metres wide are achievable.

On a 100% basis, average annual payable gold production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs(1) per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected on a 50% (and 100%) basis to average approximately $27.9 million ($55.8 million) per year.

The Odyssey project has modest capital requirements in any given year which are manageable and fully funded using Canadian Malartic's cash on hand and free cash flows generation, with no external funding required. With work in 2022 and 2023 related to the shaft sinking and the focus on surface infrastructure as further described below, capital costs are highest in 2022, and as previously disclosed, begin to decline in 2023.

Third Quarter Progress Update

The Company and its partner made a positive construction decision of the Odyssey project following technical study results in February of 2021.

The overall project continues to be on schedule, with the first key milestone of gold production from Odyssey South in the first quarter of 2023 remaining on target. Underground development costs have been tracking below budget since the initiation of the project, and together with further productivity improvement opportunities, such as the internalization of development in the second and third quarters, have been able to mitigate any inflationary pressures on surface infrastructure costs. Further, a weaker Canadian Dollar versus the US Dollar, in relation to the PEA assumptions, continues to be beneficial to costs. Beyond that, drilling continues to expand the Odyssey South East Gouldie zones and delineate the Odyssey internal zones, which were not previously considered in the 2021 PEA mine plan. The Odyssey team is in the process of optimizing the mine plan with these drilling results, which is expected to result in higher gold production during the construction period, further offsetting the initial capital cost and optimizing the cash flows profile starting in 2023. Further, as construction activities continue through 2028, further optimization opportunities will be pursued. Notable updates include:
◦In early July, the Company received notice that the Decree amendment was approved, a significant milestone in the permitting process, and all required permits to commence production from Odyssey South are expected imminently and no later than by the end of 2022.
◦The concrete pour to construct the 93-metre-tall headframe was completed on schedule last year, in preparation for shaft sinking. The shaft sinking is slated to begin no later than January of 2023, instead of the fourth quarter of 2022, but will not impact the overall project schedule. Structural steel installation inside the headframe is ongoing and progressed during the third quarter. The production shaft will be 6.5 metres in diameter and 1,800 metres deep, with the first of two loading stations at 1,135 metres below surface. Construction of the temporary hoist building and waste silo is on schedule. Fabrication of the Galloway is complete and assembly within the shaft collar has commenced.
◦As noted, the first underground ore from Odyssey South is on track to be processed through the existing Canadian Malartic plant in early 2023, and progress on the underground development continues as expected, with the opening of additional headings and the preparation of blast ready stopes.
◦Ventilation is now provided directly through a fresh air raise to surface and two bays in the maintenance garage are now available, along with the warehouse that was completed in the third quarter. The garage is fully functional and occupied by the maintenance team.
◦The construction of the paste fill plant, 120 KV power distribution line, the return air raise collars, shaft house, waste silo and temporary sinking hoist is on schedule to support the Odyssey South stoping sequence.
◦Additional opportunities to initiate certain engineering early and bring forward work to de-risk execution further are being pursued. Although the main hoist building is not required until 2024, the Blair hoist room concrete slab will be initiated earlier to have it completed before winter weather arrives, which both decreases costs related to heating requirement to pour concrete during the cold season, and optimizes the construction timeline by being able to commence the construction of the Blair hoist room during the winter.
◦Priority continues to be placed on the main ramp and also the level 16 exploration drift for infill drilling of the Odyssey South and Internal zones.
◦As an employer of choice in the Abitibi, the Odyssey project continues to successfully build a highly skilled team and development rates are planned to continue increasing throughout the year.

Opportunities Providing Upside

The intention of the Partnership was always to build upon the base case scenario presented in the technical study by realizing value enhancement opportunities improving the production profile and extending mine life. Throughout 2021, these opportunities have increased in confidence and definition as a result of the ongoing exploration success and the rapid advancement of the project.

Extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The upside from grade improvements and underground mine life extensions are expected to be realized through infill drilling to improve geological
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confidence, exploration drilling to extend known deposits and make new discoveries and engineering efforts, especially close to historical underground excavations and at depth at East Malartic. Drilling in 2021 added 1.1 million ounces of total gold mineral resources as a result expanding the resource envelope at East Gouldie and infill drilling of East Gouldie confirmed the deposit grades and widths and converted 1.5 million ounces to gold indicated resources on a 100% basis.

In the near-term, Canadian Malartic has the opportunity to improve the gold production profile during the transition from open pit to underground mining, especially from 2026 to 2028. As a first step, the Barnat pit design was optimized, adding 290,000 ounces (100% basis) to year-end 2020 open pit mineral reserves. Processing of the marginal grade stockpile also remains an opportunity, especially if the gold price remains at current levels. Furthermore, infill drilling of the Odyssey Internal zones from the underground ramp in 2021 has defined potentially mineable zones that are currently not included in the technical study mine plan and could potentially be mined from the Odyssey South ramp within the next five years.

The initial expansionary capital of approximately $572 million (50% basis) to be spent from 2021 to 2028, with an average of approximately $70 million per year in that period, does not include any offsetting gross margin from this pre-commercial production due to amendments to the relevant accounting standard*, which represents a practical consequence of IFRS application, however cash outlays are expected to be mostly offset by 466,000 ounces (50% basis) of production during the construction period. Assuming a gold price of $1,550 per ounce, more than half of this initial expansionary capital spend would be effectively offset and subsidized from this gross margin, such that the remaining net initial expansionary capital requirements from September 30, 2022 to 2028 would be approximately $120 million, representing a very modest per year spend. Production and cash flows from the underground is expected to begin in the first quarter of 2023.

With a significant production platform, material cash flows generation and a prominent position within Quebec’s Abitibi District, Canadian Malartic will remain one of the Company’s cornerstone assets and one of the more prolific and generational mines in the world, particularly as the Odyssey mine is developed and comes into production. The Company is taking a disciplined approach to the development of Odyssey with a conservative outlook for initial throughput and production. While the Odyssey mine is expected to initially process 19,000 tonnes per day and produce 500,000 to 600,000 ounces per year, based on the current mine plan, the Company recognizes that there is a large inventory of ounces that is not currently in the mine plan. Odyssey ores will be processed through a plant with an original design capacity of over 55,000 tonnes per day, processing closer to 60,000 tonnes per day, which far exceeds the initial expected throughput of Odyssey. The plant was designed for the larger open pit operations that will end later this decade, and while the Company will scale the plant to the level required for the underground operation, that plant capacity will always be there.

The Company’s approach at its other mines has been to conduct extensive exploration which provides flexibility to maximize and increase throughput, and a similar approach will be taken with Odyssey, where delineation of extensions of underground mineralized zones and new zones of mineralization is already occurring. The extension of East Gouldie and discovery of Titan are examples of these underground exploration successes and opportunities. The Company’s efforts at East Amphi, Rand and Camflo also provide potential to add tonnage and production. The Camflo property, which was added to the Partnership in 2021, covers the past producing Camflo mine which had historical production of approximately 1.6 million ounces of gold. An initial evaluation of the Camflo property has identified porphyry and diorite hosted gold mineralization that could potentially be mined via an open pit. Additional studies are underway to initiate an aggressive exploration program in 2023. The Company firmly believes that in its 10-year outlook period, these efforts will lead to more mining areas that will allow the Company to take advantage of available plant capacity, resulting in ore processing that will exceed the initial 19,000 tonnes per day, and sustainable production will then significantly exceed the initial production plan of 500,000 to 600,000 ounces per year.

Exploration drilling of the East Gouldie Extension and parallel structures, while widely spaced, indicate that a corridor of mineralization extends at least 1.3 kilometres to the east of East Gouldie. Open pit and underground exploration targets within the Canadian Malartic land package present additional potential ore sources. The Company believes that the underground development will support a significantly higher level of production than assumed in the current mine plan with more production from the upper zones where a ramp will be utilized and can support a higher extraction rate, and a possible second shaft in the lower zones, where mineralization is now seen to significantly extend up-dip to the east of the inferred mineral resource.

For further details on the Odyssey Project, please refer to Yamana's February 11, 2021 press release entitled 'Yamana Gold Reports Strong Fourth Quarter and Full Year 2020 Results; Impressive Technical Study Results Delivered for the Odyssey Underground Project at Canadian Malartic With Construction Decision Approved; Adopts Climate Change Strategy'.

*The amendment to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use, effective from 2022, prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use, and instead the margin generated from such pre-commercial activities will be included in the Statement of Operations.

Jacobina, Brazil

Project Summary

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Phased expansion of the Jacobina operation in Brazil is expected to establish a gold production platform of up to 350,000 ounces per year. Jacobina’s large inventory of mineral reserves and mineral resources continues to grow faster than mining depletion, providing the basis for a multi-decade strategic mine life at low costs and high cash flow.

In 2021, the Company initiated a simplified approach to the Phase 2 expansion to continue incremental debottlenecking and operational improvements, without requiring an expansion of the grinding circuit as originally contemplated. The simplified expansion approach is a continuation of the strategy that has been the basis for the quarter-over-quarter success of Jacobina over the past several years, and is expected to de-risk the project and require significantly lower capital than originally planned in the Phase 2 pre-feasibility study, an amount not expected to exceed $15 million to $20 million.

As the Phase 2 expansion, which has now been completed, was advancing ahead of schedule, the Company has begun pursuing the Phase 3 expansion to 10,000 tpd through continued incremental debottlenecking. With the permit to 10,000 tpd already in hand, Phase 3 is expected to increase gold production to approximately 270,000 ounces per year by 2025 with a modest capital expenditure of $20 million to $30 million.

The Phase 4 expansion, of up to 15,000 tpd, would increase gold production in excess of 350,000 ounces per year. To achieve the target throughput rates, a third grinding line would be added as well as an expansion of the leaching and CIP circuits. As the third ball mill was originally planned as part of the Phase 2 Feasibility Study, engineering for Phase 4 is well advanced. A comprehensive plan, aligning the processing plant, underground mine, and tailings management strategy, while managing capital expenditures and cash flow, is underway.

Third Quarter Progress Update

The Phase 2 expansion at Jacobina was successfully completed in the third quarter, with the mine achieving a sustained throughput rate of over 8,600 tpd in each of the three months, exceeding the Phase 2 throughput objective of 8,500 tpd and establishing Jacobina’s sustainable production profile at 230,000 ounces of gold per year, as grades will increase in 2023 due to the reduction of reliance on stockpiles, combined with access to higher grade zones.

To support the higher processing rates, Jacobina continues to increase underground mining capacity and has prepared an inventory of lower grade stopes and stockpiled ore on surface to provide supplementary mill feed during the ramp up phase. With the higher than planned processing rates that are now anticipated, the Company continues to draw from this supplementary ore in the first half of 2022. The accelerated mine plan shows mill feed grades increasing over the next two years.

The tailings storage strategy is aligned with the accelerated expansion timeline. Construction of the latest phase of the tailings storage facility was recently completed, providing tailings storage capacity at the current processing rate until the end of 2023. Further permitted phases of the tailings storage facility provide adequate storage capacity to support the life of mine plan. A comprehensive tailings storage strategy is well advanced to provide additional storage solutions including hydraulic backfill, paste fill, and a dry-stack tailings storage facility.

Opportunities Providing Upside

The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt which hosts the mine. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration.

The Jacobina mine is part of the Jacobina district, for which geological evidence and tectonic reconstruction suggest strong affinities with similar gold districts in West and South Africa, which host exceptionally large gold deposits, including those of the prolific Witwatersrand Basin and the Tarkwa mine. Gold mineralization at Jacobina is hosted by the Serra do Corrego Formation, preserved within the Jacobina belt, for a strike length of over ninety kilometres. The mine complex consists of six mining areas exploiting economic mineralization within a nine-kilometre long mineralized belt extending from João Belo in the south to Canavieiras Norte in the north. As at December 31, 2021, past gold production from the mine complex was well over two million ounces, with mineral reserves of 2.94 million ounces of gold and total mineral resources of approximately 5.7 million ounces of gold, indicating the world class size of the current known deposit. Since 2019, the Company has started systematic exploration of its 77,800 hectare land package that covers 155 kilometres of exploration potential along the north-south trending belt. This work has defined a fourteen-kilometre long belt of gold-bearing conglomerate located north of the mine complex and has also extended the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres south of the limits of the João Belo mine. Further areas have been identified both to the north and further south during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with widely spaced drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

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Cerro Moro, Argentina

Project Summary

The mine has a significant inventory of veins that are comparatively lower-grade in relation to the very high Cerro Moro mineral reserve and mineral resource grade, that are not fully reflected in the current mineral reserve and mineral resource statements. These veins could potentially support new mineral resources for the plant expansion scenario with lower cut-off grades than the high grades currently being mined. Drilling of these lower grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high grade, low tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:

a.a scalable plant, where the front-end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective,
b.heap leaching near surface, lower-grade material, to supplement other production.

The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. Upside from the aforementioned processing options would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

Third Quarter Progress Update

During the third quarter, ore sorting test work was completed, showing positive results with high recovery of gold and silver with a significant reduction in mass. Although further testing and analysis is required, ore sorting represents an opportunity to remove waste dilution from the mill feed and/or increase the feed grade of lower grade open pit mineralization. As such, ore sorting at Cerro Moro has the potential to replace or complement the plant expansion project.

Year to date, the Company has advanced the plant expansion study. Similar to the approach that has proven successful at Jacobina, the Company is considering a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases. As such, the Company is considering using fine screens instead of cyclones for classification to improve the efficiency of the existing ball mill. Combined with a slightly coarser grind size, this initial phase is expected to increase throughput to at least 1,500 tpd, a 40% to 50% increase in capacity, without impacting gold and silver recoveries. The incremental capacity could be used for processing of lower grade mineralization, which is expected to increase annual gold and silver production, and in turn reduce fixed costs per unit at the mine, as those costs would be distributed over additional ounces. Preliminary analysis based on current operating data indicates that the existing crushing and flotation circuits are adequate for the higher throughput rate and reconfiguration of the leaching circuit could achieve the target throughput without requiring additional leach tanks. Upgrades to the concentrate thickener, clarifying filters, flocculant make-up system, and pumping would likely be required. The capital cost of this initial phase is estimated at a modest $15 million to $20 million. Many of the upgrades in phase 1 expansion would be sufficient for a second expansion phase to increase plant throughput to approximately 2,200 tpd, double the existing capacity, further increasing production and reducing operating unit costs. Capital estimates for the phase 2 expansion are also $15 million to $20 million, for a total capital investment over the two expansion phases estimated at $30 million to $40 million. The Company is currently evaluating two options for phase 2 expansion, the addition of a high pressure grinding rolls ("HPGR") unit before the existing ball mill or the addition of a regrind unit. An expansion of the flotation circuit would also be required. The Company is undertaking additional test work to confirm the optimal flow sheet option and will advance the selected phase 1 and phase 2 expansion options to a pre-feasibility study level, expected for completion in early 2023.

Positive exploration results achieved throughout 2021 successfully replaced depletion of mineral reserves for the first time, as reflected in increased mineral reserves and mineral resources at year-end, turning the corner for the operation. Significantly, the expansion of higher-grade veins, both within the core mine at Zoe and Martina, and outside the core mine at Naty, extends the Cerro Moro mine life at the current gold equivalent feed grade and existing throughput rate of approximately 1,100 tonnes per day. Additional high-grade targets identified in 2021 provide a pipeline of opportunities for continued mineral reserves replacement going forward which supports the plant expansion opportunity. Lastly, at a higher level of throughput, the Company may be able to create a greater inventory of mineral resources. Current exploration budgets are designed to allow for the replacement of not only mining depletion but the annual addition of inferred mineral resources for a constant pipeline of high quality mineral resources for an ongoing annual conversion to mineral reserves.

In parallel, a technical study on the potential heap leach project was conducted, and while the results obtained in the second quarter of 2022 were positive, the Company has elected to prioritize the plant expansion project, as it provides a more immediate high return growth prospect, similar to the phased expansion successfully deployed at Jacobina. As previously disclosed, a four-month cyanide column leach test program was conducted on eight samples with gold grades of 0.71 to 3.22 g/t. and at three different sizes of feed materials, -25 mm, -19 mm and -9.5 mm. The results indicated good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins, with extractions from column leaching varying from 32.5% to 96.9%, averaging 68.6%. Gold recoveries at the Domos La Union and Michelle zones were particularly impressive, averaging 85.6% from the four samples. Conceptual engineering was conducted for a 5,000
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tpd heap leach operation and the configuration was envisaged with three stages of crushing to a crushed size P80 of 12.5 mm, followed by agglomeration and retreat conveyor stacking in a multiple lift, single use pad with a design capacity of approximately 14 million tonnes. The leach pad, solution storage ponds, and Merrill-Crowe plant would be conceptually planned to be located approximately 2 kilometres east of the current tailings storage facility. Average feed grade would be estimated at approximately 1.0 to 1.4 g/t of gold, adding 45,000 to 65,000 ounces of gold production per year in addition to gold and silver production from the existing processing plant.

If the Company were to develop both projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year.

Opportunities Providing Upside

As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce greenhouse gas emissions, thereby accelerating the achievement of the Company’s 1.5ºC science-based carbon emissions reduction target.

The transition of Cerro Moro from high-cost diesel-generated electricity to wind power is the most attractive and compelling of several viable greenhouse gas reduction options. The conversion of approximately 50% of Cerro Moro's electricity requirements from diesel to wind power would meet the greenhouse gas emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target. Further, it is expected that the transition to wind power would reduce operating costs, expand mineral reserves and mine life. A detailed evaluation, including a third-party feasibility study of this opportunity is underway. The third-party study to finalize the Company's evaluation of wind power indicates there should be a sufficient and sustainable supply of power as the Cerro Moro area of southern Argentina is considered one of the best on-shore locations in the world for wind energy. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects.

MARA Project, Argentina (56.25% interest)

Project Summary

On December 17, 2020, the Company completed the integration with Glencore and Newmont and a new joint venture, the MARA Joint Venture, was formed to manage, develop and operate the project. MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities. Under the integration, Yamana, the former 100% holder of Agua Rica and the former partners of Alumbrera created the MARA Joint Venture pursuant to which Yamana held a controlling ownership interest in the MARA Project at 56.25%. Glencore held a 25.00% interest and Newmont held an 18.75% interest in the MARA Project. On September 23, 2022, Glencore announced it reached an agreement to acquire Newmont’s 18.75% shareholding in the MARA Project. Following completion of this transaction, Glencore will own 43.75% of the MARA project and Yamana will continue to own 56.25%. Please refer to the September 23, 2022 press release Glencore to Acquire Newmont’s 18.75% Shareholding in the MARA Project for further details.

Yamana remains the manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the feasibility study and ESIA for the MARA Project. Among other governance committees, a MARA Joint Venture Technical Committee continues, comprised of representatives of the two shareholder companies, to provide oversight and guidance to the advancement of the feasibility study.

Yamana welcomes Glencore’s increased stake in the MARA Project and believes the Agreement is a positive step, as the consolidation of ownership amongst partners provides a further endorsement of the quality and strategic optionality inherent in the MARA Project, as well as underpinning its value.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted TSF, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. The result is a de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, and creating significant benefits for the host communities, the province of Catamarca and Argentina.

The MARA Project has Mineral Reserves and Mineral Resources in the Agua Rica and the Alumbrera ore bodies. Agua Rica is a large-scale copper, gold, silver and molybdenum deposit and it has Proven and Probable Mineral Reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral Resources include 259.9 million tonnes of Measured and Indicated Mineral Resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, Inferred Mineral Resources of 742.9 million tonnes represent significant upside potential to further define an increase in Mineral Reserves and life of mine. The MARA Project also has Mineral Resources in the Alumbrera deposit which consist of 125.2 million tonnes of Measured and Indicated Mineral Resources containing more than 800 million pounds of copper and 1.2 million ounces of gold on a 100% basis.

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On July 19, 2019, the Company announced the positive results of pre-feasibility study (A) ("PFS(A)"), underscoring that the MARA Project is a long life (with an initial life of 28 years) and low-cost asset with robust economics and opportunities to realize further value, including converting economic-grade Inferred Mineral Resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities. The Joint Venture Technical Committee advanced optimization studies in late 2019 and early 2020, the results of which were compiled as pre-feasibility study (B) ("PFS(B)"), and is now advancing a full feasibility study on the MARA Project, with updated Mineral Reserve, production and project cost estimates. The engineering effort for the feasibility study is expected to be substantially completed by the end of 2022 and the finalized report in the first half of 2023.

The pre-feasibility study for the MARA Project considers the Agua Rica deposit will be mined using a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 42 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the Agua Rica mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required over the total 35 kilometre conveyor right-of-ways to the Alumbrera processing plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore at the Alumbrera plant. The copper and by-products concentrates will be transported by the existing pipeline to Tucuman and then by railway to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy are studied as part of current design phase.

These previously completed studies provide the framework for the preparation and submission of a new ESIA to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The shareholders of the MARA Joint Venture began the ESIA process in 2019, given the significant level of environmental baseline data required for such studies.

The 2020 PFS(B) highlights include:

•Annual ore feed increased to 42 million tonnes per year.
•Annual production for the first 10 full years increased to 556 million pounds of copper equivalent* production;
•Cash costs(1) of $1.32 per pound and AISC(1) of $1.44 per pound for the first 10 years of production;
•Initial capital of $2.78 billion. Initial capital reduced to $2.39 billion if first year of owner mine fleet purchases are reclassified as sustaining capital, as was assumed for PFS(A). Total LOM capital spending the same under both PFS(A) and PFS(B);
•NPV of $1.906 billion and an increased IRR of 21.2%**; and
•PFS(B) reflects the inclusion of a progressive Argentina export tax with a long-term assumption of 4.3%.

*    Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
**    Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The MARA Project represents both a significant strategic value opportunity and a solid development and growth project, which the Company intends to continue to advance through the development and permitting processes via Yamana’s controlling interest, while considering strategic alternatives that could unlock significant value along the way. The project design minimizes the environmental footprint of the project, incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low cost copper gold operation with annual production in the first ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and is one of the lowest capital intensity copper projects globally.

Third Quarter Progress Update

Work during the third quarter of 2022 focused on continuing the progress made during 2021 and the first half of 2022: advancing the feasibility study engineering, mine design and planning, metallurgical test-work and geotechnical drilling campaigns, other fieldwork at site, baseline social and environmental studies, as well as permitting and working with local stakeholders. The work continues, with the drilling campaign and other fieldwork now covering the Agua Rica mine infrastructure and is expected to be completed by the end of fourth quarter of 2022. Testwork results and dependent engineering development, project execution planning, cost estimate preparation, and report compilation will continue through the first half of 2023.

The Company is also planning to perform deep drill holes in 2023 to check the extension of high-grade chalcopyrite mineralization that could potentially unlock a pit expansion of Agua Rica, as well as to test for deep extensions of mineralization in the hypogene area of the porphyry, given the deposit is open at depth and relatively unexplored beyond the supergene zone.

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The metallurgical test program is now concluding and the results are well aligned with previous results and expectations, with indicative improvements to concentrate grades and mass pull. Further, the main Bulk Flotation metallurgical program was also concluded. Third party testing is nearing completion. Molybdenum separation testwork is underway to establish technical and economic viability.

Project engineering work during the period included drilling and testwork campaigns in the water storage and waste areas, and further development of the feasibility work in the areas of water management, ore conveying tunnel and general services and production facilities around the mine.

Opportunities Providing Upside

The most recent technical studies indicate that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the pre-feasibility study results. In the third quarter the block model was updated including latest geomet information from the present metallurgical program. Efforts for the remainder of 2022 will be focused on the updated resource model with the new metallurgical and geometallurgical testwork information with subsequent updates to the mine plan, as well as to complete the process definition and continue advancing the engineering on the Alumbrera plant refurbishment, mine infrastructure, and all associated facilities.

Parallel to the exploration program, MARA is conducting field campaigns to complement the ESIA baseline data. Preliminary results and advancement of the project are being shared with the Intergovernmental Commission of Catamarca, prior to filing the ESIA and a full project status update was presented to the Catamarca authorities during September. The Company plans to substantially advance the ESIA definition for MARA in parallel with project development.. The estimated remaining expenses for the Company to advance the project through the feasibility study and ESIA during 2022 and 2023 are approximately $13.0 million (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the MARA Project to the next phases of development.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the largest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry mining and HSSD/ESG practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of the five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option envisages the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

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Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 56.7% position held in the Agua de la Falda joint venture with Codelco, located near El Salvador in the Atacama region of northern Chile. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low-capital starter-project based on the remaining oxide inventory in heap leach pads and open pits; the study demonstrated positive results and quick payback. The Company is also evaluating strategic alternatives for the asset, including the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims and in the areas the Company owns 100%. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

6.    EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built significant land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets and can leverage its technical and operational expertise, and is continuing to advance this portfolio of exploration projects in these countries. This effort allows for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. Investing in and advancing in-house exploration opportunities is a cost-effective and prudent component of the Company's overall growth strategy.

The generative exploration program is first focusing on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects with a shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier-stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed the cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement, and where the Company can deploy its corporate knowledge to provide value-added support. As part of its corporate approach, the Company shares information and best practices among its operations. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

Exploration Expenditures

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2022	2021	2022	2021
Exploration and evaluation capitalized*	$14.9	$15.5	$50.0	$48.6
Exploration and evaluation expensed**	13.2	10.9	29.8	24.8
Total exploration and evaluation expenditures	$28.1	$26.4	$79.8	$73.4
*    Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets. Details by mine can be found in the Capital Expenditures table in Section 1: Highlights and Relevant Updates.
**    Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

During the third quarter, exploration drilling and other field activities were carried out as planned, with few COVID-related impacts to activities, most notably analytical laboratory delays, which are improving gradually as backlogs subside.

The Company is continuing to advance its regional exploration projects, with particular focus being placed on Jacobina Norte and Lavra Velha, which currently represent the best opportunities for advancement of the goals of the generative exploration program. Drilling and other field activities continued in the third quarter in Brazil at Lavra Velha and Jacobina Norte, as well as at Ivolândia and Borborema. Field activities elsewhere in Brazil continued at the Company’s Colider, Arenopolis and Monte do Carmo projects, with collection of soil, rock, stream sediment and pan concentrate samples and geological mapping.

Exploration in Chile during the third quarter included surface evaluation and target development of both Yamana and third party early stage opportunities, as well as field investigations associated with ongoing regional target generation programs in a number
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of prospective gold belts. Surface samples collected during the quarter across all projects in Chile totaled 403 rock, 331 soil and stream sediment samples and collection of 683 samples for terraspec analysis. One hundred and twenty days of geological mapping and property reviews were completed. This work will continue during the fourth quarter.

In Argentina, field work at the Las Flechas project was paused during the winter season, and is anticipated to resume in late-October. Analytical results were received during the quarter for soil samples collected on Las Flechas during the second quarter, and have been integrated into the project database. Soil and rock anomalies at Las Flechas have defined excellent drill targets in preparation for drilling planned for the first quarter 2023. Exploration activities conducted elsewhere in Argentina during the third quarter included 123 field days related to evaluation and target development on early-stage Yamana projects, regional targeting programs, and evaluation of third party properties in select mineral belts and mining-friendly jurisdictions. Samples collected across all projects during the quarter included 104 soils and 367 rock chips.

In North America, at Monument Bay, Manitoba, results from the recent deep drilling program are being evaluated with planning for the next steps for the project ongoing. Exploration drilling continued during the third quarter at the Company’s advanced stage Wasamac property, in the Abitibi-Témiscamingue region, Quebec, where ongoing infill drilling continues to improve confidence and demonstrate the wide, consistent nature of mineralization at the Wasa deposit, and ongoing exploration drilling continues to intercept important zones of mineralization outside of known resources. Exploration drilling on the Francoeur property was initiated in the third quarter, testing the prospective Francoeur Shear Zone corridor. A 2022 planned field work program was completed on the recently developed Orogen Royalties Inc. Nevada Alliance and Raven-Callaghan property option. Data compilation work continued on Yamana’s Quito property, Nevada. An earn-in agreement was executed for the Sangold project near Foleyet, Ontario and exploration activities initiated including initial diamond drilling on shallow targets.

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprising three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

The focus of exploration has been the advancement of the Twin Lakes resource. Beyond the Twin Lakes target, the large Monument Bay land package is under-explored and hosts potential for additional discovery. A smaller but important component of recent exploration at Monument Bay has been the continued evaluation and advancement of secondary targets on the property.

Most recent exploration at Monument Bay has been to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resource as part of assessing the project as an underground mine. Approaching the Twin Lakes target as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. The recently completed winter 2021 drill program provided an initial test of the depth extent and potential of several well-defined high-grade steeply plunging mineralized shoots along a four kilometre strike length of the deposit. Shallow diamond drilling during the first half of 2020 confirmed the continuation and orientation of higher-grade mineralization and provided targets for follow up drilling at depth. Highlights from the winter 2021 program included the following core length intercepts: 6.52 g/t of gold over 2.14 metres (TL-21-732) and 4.20 g/t of gold over 6.28 metres, including 2.58 metres grading 7.48 g/t of gold (TL-21-727B) as previously reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program'. These and other results are being evaluated as next steps are being determined.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics, together with results from government geological survey geochemical results collected from glacial till, support a highly prospective environment for folded iron formation hosted gold occurrences. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with Capella Minerals Limited, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN. Yamana is in the planning stages of a work program for the property, and recently completed an archeology study. Pending conclusion of community consultation, which have been delayed as a result of COVID-19 restrictions, and permitting, exploration work is anticipated to be completed in 2023. Data compilation and drill target refinement have been completed in preparation for an anticipated Phase I field program.

Wasamac, Canada

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The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi-Témiscamingue region, a prolific mining district where Yamana has deep operational and technical expertise and experience. Please refer to Section 5: Construction, Development and Other Initiatives for details on the Wasamac (Monarch Gold) acquisition, which closed during the first quarter of 2021.

Exploration activities progressed as planned during the third quarter at Wasamac. Infill drilling of the Wasamac mineral resource designed for increasing confidence in the current mineral resource model and converting inferred mineral resources to indicated mineral resources was completed in addition to some exploration drilling at Wildcat and Francoeur. Infill drilling completed during the quarter, utilizing one drill rig, included one drill hole totaling 669 metres. To date, 30,242 metres in 48 drill holes of infill drilling has been completed during the 2022 program and the resource envelope was updated. Infill drilling results continue to confirm or exceed expected grades and widths within the mineral resource area, suggesting good opportunities to increase mineral reserves within and adjacent the known mineralized envelope. Infill drilling highlights reported in the July 27, 2022 press release 'Yamana Gold Announces Positive Exploration Results Underpinning Strategic Upside At Odyssey And Wasamac; East Gouldie Exploration Drilling Continues to Highlight Significant Expansion Potential; Infill Drilling Results at Wasamac Support an Expanded Production Scenario' include the following uncut, estimated true width intervals: WS-22-570, 5.70 g/t of gold over 9.74 metres, including 10.44 g/t of gold over 3.50 metres; WS-22-566, 5.88 g/t of gold over 11.05 metres, including 2.26 metres grading 19.55 g/t of gold; WS-22-568, 5.45 g/t of gold over 16.80 metres, including 14.90 g/t of gold over 3.23 metres and including 13.78 g/t of gold over 1.58 metres; and WS-22-589, 5.05 g/t of gold over 54.06 metres, including 7.09 metres grading 18.18 g/t of gold. Further, as previously reported in the April 4, 2022 press release 'Yamana Gold Announces Positive Exploration Results, Underpinning Strategic Upside At El Penon, Odyssey And Wasamac, Announces Completion of TCFD Climate Action Report Relating to Recently Announced Climate Action Strategy, And Notes Investor Day On April 5', drill hole highlights from infill drilling continue to demonstrate the wide and consistent nature of mineralization along the Wasa shear zone, including estimated true width intercepts: WS-21-556 with 3.17 g/t of gold over 14.78 metres; WS-21- 539 with 3.41 g/t of gold over 5.02 metres; and WS-21-532 with 2.30 g/t of gold over 16.71 metres.

Exploration drilling completed in the third quarter included two drill holes totaling 2,022 metres testing the down dip potential below the Wasamac resource, where mineralization remains open to depth. Further tests of the down-dip potential at Wasamac will be completed in fourth quarter to expand the known envelope down plunge. Exploration drilling completed in the quarter included nine step out drill holes totaling 3,246 metres at the Wildcat and Wildcat South targets, testing extensions along strike and down dip of drilling at Wildcat, reported in the September 13, 2021 press release ‘Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program, Which Continues to Show Significant Progress of Both Advanced and Early Stage Exploration Projects’, and east from discovery drill hole WS-21-524 at Wildcat South, reported in the December 1, 2021 press release 'Yamana Gold Announces The Discovery Of New Mineralized Zones At Wasamac And Provides An Update On Its Growth Projects'. Drill hole WS-21-524 intercepted two new mineralized zones, referred to as Wildcat South #1 and #2 zones, including an upper interval that returned 7.31 g/t of gold over an estimated true width of 3.37 metres, at a downhole depth of 402.93 metres. Further exploration drilling is planned at Wildcat and Wildcat South once current drilling results have been received and evaluated.

Additional exploration work completed during the third quarter included ongoing modeling of re-logged and partial sampling of historic drill holes hosting stockwork style mineralization in the Hanging Wall zone of the Wasa shear, to assess for their potential to contribute to the mineral resource base

Francoeur, Canada

The Wasamac property was expanded during the second quarter of 2021 with the acquisition of the adjoining Francoeur, Arntfield and Lac Fortune properties (the “Francoeur” property), located to the west and along strike of the Wasamac property, as well as additional claims in the Beauchastel township to the east of Wasamac, from Globex Mining Enterprises Inc. Project consolidation and integration of exploration data from Wasamac and the acquired properties was completed during the second quarter in preparation for planned exploration drilling of high priority targets. The acquisition of the Globex claims will significantly add to the exploration upside of the Wasamac project, and it is consistent with Yamana’s strategy to expand its presence in the Abitibi-Témiscamingue region of Quebec. Historical drilling, previous production from Francoeur and Arntfield, both former operating mines, and recent trenching and exploration work by Globex has defined a six-kilometre long western continuation of the Wasa shear - located immediately north of the prolific Cadillac Break - with mineralization similar to that at Wasamac. Exploration drilling on Francoeur was initiated during the third quarter, following completion of data compilation and integration and target definition, with objectives of adding mineral resources that could extend mine life or enhance production scenarios at the proposed Wasamac mine. Drilling completed in the quarter included 17 exploration drill holes totaling 7,323 metres, testing historic known mineralization and new exploration targets along the highly prospective Francoeur and Arntfield Shear Zone. Additional, ongoing field work at Francoeur included geological mapping and target definition, and the collection of 123 surface rock chip samples. Results are expected during the fourth quarter.

Lavra Velha, Brazil

Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state. Surface work and drilling has defined significant gold mineralization, building on the 2013 inferred mineral resource of 3.93 million tonnes at 4.29 g/t for 543,000 ounces of gold. The defined Lavra Velha deposit consists of shallowly dipping, stacked near
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surface mineralization that may be amenable to low capital intensity open pit mining and heap leaching. A new resource calculation is underway and expected for the year end 2022 resource statement. This will lead to further studies to define the economic potential of the project as a possible heap leach operation. Exploration has defined numerous additional gold-(copper) anomalies in soil and rock, which are being advanced and drill tested as part of the ongoing exploration program. In addition, an IP survey, consisting of approximately 45 line-kilometres of ground IP was completed in the third quarter and preliminary results have generated short-term drill targets. There are a number of significant drill targets on the 68,500-hectare property, and Lavra Velha represents one of the immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation. Additionally, the property hosts higher-grade gold and copper potential, as recently demonstrated by positive drilling results at Lavra Velha SW target, and the Company is exploring for Iron Oxide Copper Gold ("IOCG") mineralization.

Exploration activity at Lavra Velha during the third quarter included the completion of 529 metres of exploration drilling in two diamond drill holes completed at Lavra Velha Flanco Oeste and Lavra Velha SW extension, testing for extensions of shallow gold bearing structures and targeted chargeability and resistivity anomalies from the recently completed ground IP geophysical survey across the Lavra Velha area. Results received define new areas of extensive iron oxide-sericite-quartz alteration and sulphide mineralization associated with narrow zones of gold-copper mineralization. The drilling completed to date at Lavra Velha is considered encouraging and may be followed up with additional drilling as current information is compiled and integrated with the recently completed geophysical survey, which is expected to generate additional potential drill targets and to aid in advancing the overall understanding of geological controls on gold mineralization in the survey area. Additional generative work completed on the property during the third quarter included collection of 269 surface rock chip samples and preliminary geological mapping at regional targets Deserto, Mangabeira and Lavra Branca, where rocks have returned values ranging up to 5.77 g/t of gold.

Jacobina Norte, Brazil

The Jacobina Norte project, located in Brazil’s Bahia state just nine kilometres north of the Jacobina mine, is one of Yamana’s most promising, wholly owned advanced exploration projects. The Company controls 78,000 hectares that cover over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine. Surface exploration along strike has defined mineralization at Jacobina Norte where surface sampling and historic shallow drilling of mineralized reefs along a 15-kilometre trend have defined significant gold grades.

Historic drill results in a restricted part of the Jacobina Norte area reported four intercepts with grades and widths that indicate a strong exploration target. Once a mineral resource is identified for Jacobina Norte, the Company will evaluate if the area is best developed as a standalone mine or as a source of additional mine feed to the existing Jacobina plant. The southernmost section of Jacobina Norte (the Serra Branca target) is located just nine kilometres north of Canavieiras Norte within the existing Jacobina mine infrastructure.

The experience at the Jacobina mine leads the Company to conclude that there is a strong possibility of developing a second Jacobina-type mine along the concession owned by Yamana near the current Jacobina mine over the next decade. Further, the concessions extend well beyond the Jacobina mine and Jacobina Norte, which creates excellent opportunities for further discoveries.

Exploratory drilling completed during the third quarter at Jacobina Norte totaled 1,288 metres in ten drill holes, targeting the Arapongas, Barrocão Velho and Santa Cruz trend and the Curralinho target. Drilling completed including three drill holes at both Arapongas and Barrocão Velho and two drill holes completed at Santa Cruz target, following up positive intercepts down dip and along strike in these sectors and testing gaps in drilling in areas with good potential. Most drill holes returned anomalous gold values over narrow intervals, with the latest results highlighting the Maroto Reef at Arapongas. Arapongas represents an approximate 750 metre strike length hosting anomalous surface sample and drilling results associated with conglomerate horizons, where drilling to date has defined a low grade mineral envelope associated with the Maroto Reef along an approximate 480 metre strike length, with good potential to define thicker and higher grade zones. Arapongas contains individual conglomerate lenses reaching up to 20 metres in width and has returned gold values in surface rock samples ranging up to 11.0 g/t of gold. Drilling to date has returned multiple zones of gold mineralization in the Cafeeiro, Rubio, Torrinha and Maroto reefs, displaying strong oxidation including hematite, fuchsite alteration and pyrite mineralization similar in appearance to the Main Reef at Morro do Vento. At Curralinho, two drill holes were completed, targeting anomalous surface rock samples containing up to 22.0 g/t of gold related to the Torrinha Reef at Curralinho Norte and testing soil anomalies at Curralinho Sul, where individual samples range up to 3.13 g/t of gold. Drilling is ongoing at the Arapongas and Barrocão Velho targets.

Exploration activity completed in the third quarter also included collection of 1,345 surface soil and rock samples and 59 days of geological mapping, advancing regional targets, including historic targets Entry Point and Fumaça, located in the northern portion of the 70 km long Eastern Gold Belt. At Entry Point, where seven prospective conglomerate layers have been identified during geological mapping, preliminary rock samples have returned up to 11.86 g/t of gold.

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Borborema, Brazil

The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. The project is located in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana, put into production in 2007 and disposed of in 2019.

Originally explored for narrow high-grade gold veins, exploration at Borborema also identified strong copper–gold anomalies in both rocks and soils, referred to as the São Francisco anomaly. Initial drill testing of the São Francisco anomaly in 2019 led to the discovery of very high grade near surface copper (gold) intercepts from massive sulphide mineralization. Notable drill intercepts, previously reported in the February 20, 2020 press release 'Yamana Gold Provides Update on Its Generative Exploration Program', with greater than 5% copper include: 3.66 metres at 0.58 g/t of gold and 7.14% copper (12.33 g/t gold equivalent) (starting at 90 metres down hole, SF-08); 2.97 metres at 0.40 g/t of gold and 7.20% copper (12.25 g/t gold equivalent) (starting at 44.18 metres down hole, SF-05); and 7.50 metres at 0.35 g/t of gold and 6.41% copper (10.90 g/t gold equivalent) (starting at 70.37 metres down hole, SF-06).

Subsequent drilling results were reported in the December 03, 2020 press release ‘Yamana Gold Advances Projects in Its Generative Exploration Program’, including several intercepts demonstrating grades greater than 5% copper, include the following core length intercepts (estimated to approximately equal true widths): 7.53 metres at 3.80% of copper, 0.36 g/t of gold, and 0.26% of zinc, including 3.42 metres at 7.40% of copper, 0.75 g/t of gold, and 0.50% of zinc (starting at 76.80 metres downhole, SF-12); 4.37 metres at 2.15% of copper, 0.13 g/t of gold, and 0.34% of zinc, including 1.30 metres at 5.54% of copper, 0.29 g/t of gold, and 0.70% of zinc (starting at 45.26 metres downhole, SF-09); and 5.65 metres at 1.83% of copper, 0.18 g/t of gold, and 0.17% of zinc, including 1.65 metres at 5.50% of copper, 0.50 g/t of gold, and 0.53% of zinc (starting at 116.35 metres downhole, SF-16). The latest round of drilling results, reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program, Which Continues to Show Significant Progress of Both Advanced and Early Stage Exploration Projects’, included the following core length intercepts: 0.26% of copper over 40.15 metres, including 1.02% of copper over 5.16 metres (SF-026); and 0.20 g/t of gold, 1.81% of copper and 0.19% of zinc over 5.00 metres (SF-020). Disseminated and massive sulfide mineralization at the São Francisco target is now defined semi-continuously along a 2.3-kilometre east-west corridor, which remains open for expansion along strike and down dip. Since completion of the initial exploration drilling campaigns, a high-resolution airborne magnetics and radiometric geophysical survey was completed in late 2021 over a 200-square kilometre area at Borborema, and has since been integrated into the property database, generating several new potential areas of interest and identifying key structural and stratigraphic features, which are expected to aid in drill targeting and prioritization of drilling and other activities.

Exploration activities completed at Borborema during the third quarter included exploration drilling totaling 751 metres in four holes completed at the regional Atoleiro and Tabira targets, located 20 kilometres northeast of São Francisco, targeting anomalous gold in soils and rocks related to out copping quartz vein and banded iron formation related gold mineralization, where rock chip sample assays range up to 38 g/t of gold. Drilling at Atoleiro and Tabira returned anomalous gold values associated with narrow quartz sulphide veins. Drilling was also completed at the São Francisco target, testing a geophysical feature with similarities to the magnetic signature associated with massive sulphide mineralization at the main São Francisco zone. Additional generative work completed during the third quarter included collection of 148 soil samples and 77 rock samples and 15 days of geological mapping at the Atoleiro Leste and Tabira Extension targets, where historic surface rock samples range up to greater than 30 g/t of gold, 1,000 ppm of zinc and 250 ppm of copper within a geological setting similar to that defined at São Francisco, and where anomalous gold in soils and historic drilling define a 30 kilometre long northeast trend. Field work also included the advancement of ongoing a ground IP survey over the São Francisco area.

While the Company will continue to advance Borborema, the project as currently understood is primarily a high-grade copper deposit with some gold and zinc. As such, Borborema represents an excellent opportunity for a joint venture pursuant to which Yamana would continue to benefit and create value while it maintains its focus on its precious metals opportunities. Several other well-defined copper gold soil and rock anomalies and significant areas of alteration associated with anomalous gold and copper values occur on the property.

Colíder, Brazil

Colíder is an early stage project located in Mato Grosso state in the newly developing Alta Floresta district, which is being explored for porphyry copper and porphyry gold deposits by Anglo American, Aura Minerals, Nexa Resources and others. Yamana has completed soil and rock geochemistry surveys, geological mapping and an initial round of exploratory drilling in 2021 on parts of its 19,700-hectare property, with several drill-ready gold and polymetallic targets defined. While initial drilling has returned low-grade gold and base-metal (copper, lead and zinc) intercepts, much of the property remains untested. Exploration work completed at Colíder in 2021 at the central Bororó target, on the recently acquired Peixotinho property, located 10 kilometres south of main Colíder claim block, defined a 1.4 kilometre long silver and gold anomaly in soils, where historical surface rock chip sample results range up to 3.97 g/t of gold and 45.0 g/t of silver, warranting follow-up evaluation. Field work completed at Colider during the third quarter included the collection of 510 surface rock and 26 soil samples and geological mapping at Bororó and the Wilson targets. Mapping and sampling has expanded the known alteration zone at Bororó along a 2.5 kilometre northwest-southeast trend.

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Ivolândia, Brazil

Ivolândia represents an early stage exploration project located in the Neoproterozoic Jaupaci meta-volcanosedimentary sequence of the Goias Magmatic Arc (GMA), Goias state, a prospective environment for gold and copper-gold exploration. The focus of exploration has been the Ivolândia target, with several secondary targets being advanced concurrently on this large property package. The Ivolândia target represents a metamorphosed, shear hosted, quartz vein related orogenic gold system. Recent structural re-interpretations have allowed the Company to successfully target down plunge extensions of higher-grade portions of the mineralized envelop, which remain open. Drilling in the first two quarters of 2022 at the Ivolândia target included completion of approximately 1,658 metres of drilling in nine drill holes, targeting the southern and northern extensions of sheared and altered, metavolcanic-hosted quartz veinlet- and vein-related pyrite-arsenopyrite mineralization and disseminated mineralization generating both wider zones of low-grade gold mineralization, potentially amenable to bulk mining methods, and higher-grade intercepts. Recent drilling confirms the low angle plunge associated with mineralization and has defined a second parallel zone, both remaining open down plunge. Currently, mineralization has been encountered in drilling along an approximate 1,000 metre strike length and to depths of up to 200 metres below surface. Surface sampling in 2021 and 2022 has expanded the potential target area at Ivolândia to the north, where anomalous gold values occur in soil and rock chip samples.

Field activities completed during the third quarter included the completion of one drill hole totaling 120 metres at Arenopolis, where anomalous gold and copper values in surface rock and soil samples define a 6-7 kilometre long zone within a north-northwest trending greenstone belt. Additional activities completed in the quarter included the collection of 1,408 soil and 33 surface rock chip samples and 20 days of geological mapping at regional targets Boa Vista, Partida-Brumado and Esmeril. Whole rock lithogeochemical studies were conducted on drill core samples collected from the Ivolândia and Boa Vista targets establishing rock type protoliths and chemical characteristics, useful in the overall understanding of controls on gold mineralization and in turn drill targeting.

7.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	September 30, 2022	December 31, 2021
Cash and cash equivalents	$539.2	$525.0
Current assets (including cash and cash equivalents)	861.4	835.5
Non-current assets	7,528.6	7,547.2
Total assets	$8,390.0	$8,382.7
Current liabilities	435.1	445.8
Non-current liabilities (excluding long-term debt)	1,968.0	1,960.9
Long-term debt	773.9	772.8
Total liabilities	$3,177.0	$3,179.5
Equity attributable to Yamana Gold Inc. equity holders	4,397.8	4,395.9
Non-controlling interests	815.2	807.3
Total equity	$5,213.0	$5,203.2
Working capital(4)	$426.3	$389.7

Total assets were $8.4 billion as at September 30, 2022, compared to total assets of $8.4 billion as at December 31, 2021. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value-added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at September 30, 2022, were $3.2 billion compared to $3.2 billion as at December 31, 2021. The Company's liability base is primarily comprised of long-term debt and other non-current liabilities such deferred tax liabilities, and environmental rehabilitation provisions. Other significant liabilities include: trade payables, current income taxes payable and provisions.

Cash and Working Capital

Cash and cash equivalents were $539.2 million as at September 30, 2022, compared to $525.0 million as at December 31, 2021. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. Cash balances include cash held by the MARA subsidiary, with a September 30, 2022 balance of $211.3 million, and a December 31, 2021 balance of $217.3 million. The Company had working capital of $426.3 million as at September 30, 2022, compared to working capital of $389.7 million as at December 31, 2021.

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Net change in working capital movement was a cash inflow of $7.6 million for the three months ended September 30, 2022. Working capital for the quarter was impacted by several items including:
•The timing of collection of indirect tax credit recoverables and payments related to prepaids and advances, partially offset by;
•Net increases in material and supply inventory levels at certain mines.

Net change in working capital movement was a cash outflow of $46.2 million for the nine months ended September 30, 2022. Working capital for the nine months was impacted by several items including:
•Net increases in materials and supplies inventories at certain mines due to higher material and supply levels to mitigate current geopolitical conflict risks, and;
•Decreases related to settlement of year-end trade and other accruals during the year.

Total Debt

Total debt was $773.9 million as at September 30, 2022, compared to $772.8 million as at December 31, 2021, the difference fully attributable to the amortization of deferred issuance costs. Yamana believes that a strong financial position and financial resilience also requires a manageable debt maturity profile. During the third quarter of 2021, the Company took advantage of market conditions to improve the terms of its outstanding notes by extending maturity and reducing carrying costs, by completing an offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031. The Senior 2031 Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility. Yamana used the net proceeds from the offering, together with cash on hand, to fund the redemptions of its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024. The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the existing notes represents the culmination of significant debt reduction efforts initiated in 2019.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities. As at September 30, 2022, the financial resources available to the Company for meeting its financial obligations include $750.0 million from its revolving credit facility.

The Company’s near-term financial obligations include financial commitments of $150.6 million. The Company remains committed to maintaining amongst the strongest financial position in the industry and continues with its objective of achieving a positive net cash position.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2022	2021	2022	2021
Cash flows from operating activities	$164.7	$190.6	$504.1	$504.1
Cash flows from operating activities before net change in working capital	$157.1	$202.9	$550.3	$553.9
Cash flows used in investing activities	$(127.6)	$(97.1)	$(365.1)	$(282.3)
Cash flows used in financing activities	$(41.1)	$(334.4)	$(121.0)	$(411.9)
Net free cash flows(1)	$108.4	$139.2	$356.8	$358.9
Free cash flows available before dividends and debt repayments(1)	$24.4	$81.6	$112.1	$208.8

Operating Activities

Cash flows from operating activities for the three months ended September 30, 2022 were $164.7 million, compared to $190.6 million for the comparative period in 2021. Cash flows from operating activities before net change in working capital for the three months ended September 30, 2022 were $157.1 million, compared to $202.9 million for the comparative period in 2021. Operating cash flows metrics decreased predominantly due to lower sales volumes and lower average realized gold and silver prices(1) in the current quarter, combined with an increase in costs driven by inflationary pressures, as discussed in Section 1: Highlights and Relevant Updates.

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Cash flows from operating activities for the nine months ended September 30, 2022 were $504.1 million, compared to $504.1 million for the comparative period in 2021. Cash flows from operating activities before net change in working capital for the nine months ended September 30, 2022 were $550.3 million, compared to $553.9 million for the comparative period in 2021. Operating cash flows metrics before income taxes paid increased predominantly due to higher revenue resulting from both higher sales volumes and higher average realized gold prices(1) in the current period. However, higher income taxes paid in the current period impacted on the after income taxes paid operating cash flows metrics.

For a cautionary note on non-GAAP financial performance measures and a reconciliation from cash flows from operating activities to net free cash flows, refer to Section 11: Non-GAAP Financial Performance Measures.

Investing Activities

For the three months ended September 30, 2022, net cash outflows from investing activities were $127.6 million compared to $97.1 million in the comparative quarter. Net cash outflows in the current quarter were comprised primarily of capital expenditures of $133.8 million (2021: $93.2 million). The increase in capital expenditures from the comparative quarter was most significant at Canadian Malartic, where the Company has begun development work on the Odyssey underground project; at Jacobina where the phased expansion continues to progress; and at the MARA project where the Company and its joint venture partner work towards completion of a feasibility study and ESIA.

For the nine months ended September 30, 2022, net cash outflows from investing activities were $365.1 million compared to $282.3 million in the comparative period. Net cash outflows in the current period were comprised primarily of capital expenditures of $349.8 million (2021: $266.8 million), and the acquisition of investments and other assets of $10.9 million (2021: $18.7 million), most notably the Company's minority position investments in certain prospective exploration-stage companies in Canada, namely Benchmark Metals ($5.1 million), Karus Gold ($1.6 million) and Thesis Gold ($0.9 million). From time to time, the Company’s strategy includes holding investments in such companies in Canada, including Quebec and British Columbia, amongst other prominent areas, giving the Company an opportunity to further evaluate related opportunities. Cash outflows in the period were partially offset by the $10.0 million in deferred cash consideration received from Nomad in May 2022 in connection with the sale of the Royalty Portfolio to Nomad in May 2020. Cash outflows in the comparative period also included $44.8 million being the net cash consideration paid in the acquisition of Monarch Gold in the first quarter of 2021, partially offset by the proceeds received on the sale of investments (primarily shares in other companies held by Yamana) of $59.9 million. Consistent with the three month period above, the increase in capital expenditures from 2021 was primarily attributable to Canadian Malartic, Jacobina, Wasamac and MARA as well as at the Wasamac Project, where the Company announced a development decision in July 2021.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended September 30, 2022, net cash outflows from financing activities were $41.1 million compared to $334.4 million in the comparative quarter. Cash outflows from financing activities in the quarter included dividend payments of $28.6 million (2021: $25.2 million), interest payments on long-term debt of $8.5 million (2021: $12.0 million) and lease payments of $6.0 million (2021: $5.7 million), partially offset by cash contributions received from MARA non-controlling interests of $4.2 million (2021: $2.8 million). Cash outflows in the comparative quarter also included net repayments of $223.8 million on the Company's senior notes, along with the associated $53.3 million in early redemption fees, and payments for the repurchase of certain of the Company's shares of $14.3 million.

In the nine months ended September 30, 2022, net cash outflows from financing activities were $121.0 million compared to $411.9 million in the comparative period. Cash outflows from financing activities in the period included dividend payments of $86.0 million (2021: $75.2 million), interest payments of $25.5 million (2021: $38.9 million) and lease payments of $17.1 million (2021: $13.4 million), partially offset by cash contributions received from MARA non-controlling interests of $12.7 million (2021: $13.7 million). Cash outflows in the comparative period also included net repayments of $223.8 million on the Company's senior notes, along with the associated $53.3 million in early redemption fees, and payments for the repurchase of certain of the Company's shares of $14.3 million.

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CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	September 30, 2022	December 31, 2021
Shareholders’ equity	$5,213.0	$5,203.2
Debt	773.9	772.8
	5,986.9	5,976.0
Less: Cash and cash equivalents	(539.2)	(525.0)
	$5,447.7	$5,451.0

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2022, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total*
Debt
Repayment of principal	$—	$—	$—	$782.9	$782.9
Interest	28.7	57.4	54.7	53.7	194.5
Capital and other financial commitments	95.1	45.3	8.6	—	149.0
Environmental rehabilitation provisions	26.8	51.7	34.4	434.1	547.0
Total contractual obligations and commitments	$150.6	$154.4	$97.7	$1,270.7	$1,673.4
*    Additionally, as at September 30, 2022, the Company had outstanding letters of credit totalling $65.3 million (C$89.5 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, $39.5 million and $13.6 million representing reclamation guarantees related to the Company's Chilean mines and US properties respectively, $24.5 million representing security guarantees in Brazil, $5.0 million representing guarantees for suppliers at Cerro Moro and $1.5 million (C$2.1 million) representing letters of credit at Wasamac.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. There are no options issued or outstanding. The following table summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	October 27, 2022	September 30, 2022
Common shares issued and outstanding	961,003	960,971
Restricted share units	2,453	2,437

8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Company’s latest available Annual Information Form. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three and nine months ended September 30, 2022, except as noted below:

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by
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numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

The following chart summarizes one-year movements in the US Dollar price of gold (source: LBMA PM gold price):

Gold Price - Market Update

For the quarter ended September 30, 2022, spot gold prices averaged $1,728 per ounce, representing a decrease of 3% compared to $1,790 per ounce in the third quarter of 2021. Prices ranged between $1,634 and $1,808 per ounce during the third quarter of 2022. As at September 30, 2022, the closing price was $1,672 per ounce.

Gold prices moved lower in the third quarter of 2022, driven primarily by rapidly rising real and nominal interest rates and a strengthening US dollar, on the back of a hawkish Federal Reserve. Prices continue to be driven by nominal and real rates, US Federal Reserve policy signals and the US dollar, and geopolitical risk. Investor liquidation was evident as global ETF holdings saw significant outflows in the third quarter of 2022. In the short-term, gold prices are likely to continue to be driven by the US dollar, nominal and real yields, the challenging inflation backdrop, and geopolitical risk. Going forward, relatively accommodative global monetary policies, continued inflationary pressures, combined with sustained investor and central bank interest should be supportive of gold over the longer term.

Central banks have been net buyers of gold in 2022. Turkey and Egypt are notable buyers. Geopolitical trends, inflationary concerns and higher oil prices should continue to support central bank purchases.

CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

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US Dollar - Market Update

The following chart summarizes one-year movements in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Canadian Dollar, Brazilian Real, Argentinian Peso, and Chilean Peso all weakened against the US Dollar, during the three months ended September 30, 2022, compared to the same quarter of 2021. In the short term, these currencies will continue to be impacted by specific regional events and central bank monetary policies. As a flight to safety, the performance of the US Dollar will be driven by economic and financial market shocks.

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended September 30,			For the nine months ended September 30,			As at September 30,	As at December 31,
	2022	2021	% *	2022	2021	% *	2022	2021	% *
USD-CAD	1.3061	1.2602	3.6%	1.2830	1.2516	2.5%	1.3707	1.2678	8.1%
USD-BRL	5.2494	5.2294	0.4%	5.1344	5.3325	(3.7)%	5.4066	5.5805	(3.1)%
USD-ARS	135.796	97.242	39.6%	120.105	93.296	28.7%	147.320	102.720	43.4%
USD-CLP	926.36	771.30	20.1%	858.85	737.01	16.5%	960.24	844.69	13.7%
*    Positive variance represents a US Dollar appreciation in relation to the foreign currency.

As at September 30, 2022, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Min. average call price*	Max. average put strike price*	Total (millions)
Brazilian Real to USD
October 2022 - December 2024	R$5.25	R$5.93	R$480.0
Chilean Peso to USD
October 2022 - December 2024	CLP$750.00	CLP$889.00	CLP$129,075.0
*    R$ = Brazilian Reais, CLP$ = Chilean Pesos.

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In addition, as at September 30, 2022, the Company had forward contracts as follows:

	FX/USD forward rates (range)*	Total (millions)
Brazilian Real to USD
October 2022 - December 2024	R$5.38 - R$5.53	R$654.0
Chilean Peso to USD
October 2022 - December 2024	CLP$798.69 - CLP$869.00	CLP$145,275.0
*    R$ = Brazilian Reais, CLP$ = Chilean Pesos

INFECTIOUS DISEASE RISK

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergency measures in response to the threat or existence of an infectious disease. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations.

9.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2021.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the condensed consolidated interim financial statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.
The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in the Company's consolidated financial statements for the year ended December 31, 2021.

11.    NON-GAAP FINANCIAL PERFORMANCE MEASURES

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver
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production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flows;
•Free cash flows before dividends and debt repayment; and
•Average realized price per ounce of gold/silver sold

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

CASH COSTS AND ALL-IN SUSTAINING COSTS PER GEO SOLD

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA and standby and other incremental COVID-19 costs, realized gains from foreign exchange mechanisms utilized to benefit local currency production costs, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”, a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized, accretion and amortization of reclamation and remediation, and excludes non-recurring items. AISC does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In
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addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC, for the three and nine months ended September 30, 2022, and September 30, 2021. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Reconciliation of Total Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended September 30, 2022			For the three months ended September 30, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA(5)	$196.4	$196.4	$—	$185.1	$185.1	$—
DDA	120.9	120.9	—	113.1	113.1	—
Total cost of sales(5)	$317.3	$317.3	$—	$298.2	$298.2	$—
Cash cost adjustments:
DDA	(120.9)	(120.9)	—	(113.1)	(113.1)	—
Standby and other incremental COVID-19 costs(5)	(0.2)	(0.2)	—	(7.9)	(7.9)	—
Impact of realized foreign exchange gains	(2.2)	(2.2)	—	—	—	—
Total cash costs	$194.0	$194.0	$—	$177.2	$177.2	$—
AISC adjustments:
General and administrative expenses (6)	22.4	16.7	5.7	19.5	19.5	—
Community costs in other operating expenses	1.1	1.1	—	1.5	1.5	—
Reclamation & remediation - accretion & amortization	8.5	6.0	2.5	8.8	6.9	1.8
Exploration capital expenditures	14.9	8.8	6.1	15.5	8.8	6.7
Exploration and evaluation expenses	13.2	0.9	12.3	10.9	0.7	10.2
Sustaining capital expenditures	45.8	45.8	—	41.1	41.1	—
Leases (IFRS 16 Adjustment)	7.1	7.1	—	7.3	7.3	—
Total AISC		$280.4			$263.0
GEO sold(2)		244,327			252,637
Total cost of sales per GEO sold(5)		$1,299			$1,181
Cost of sales excluding DDA per GEO sold(5)		$804			$733
DDA per GEO sold		$495			$448
Cash costs per GEO sold		$794			$702
AISC per GEO sold		$1,148			$1,041

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Cash Cost & AISC Reconciliation - Total	For the nine months ended September 30, 2022			For the nine months ended September 30, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Total GEO	Non-sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA(5)	$568.2	$568.2	$—	$543.8	$543.8	$—
DDA	340.5	340.5	—	322.2	322.2	—
Total cost of sales(5)	$908.7	$908.7	$—	$866.0	$866.0	$—
Cash cost adjustments:
DDA	(340.5)	(340.5)	—	(322.2)	(322.2)	—
Standby and other incremental COVID-19 costs(5)	(6.7)	(6.7)	—	(28.8)	(28.8)	—
Impact of realized foreign exchange gains	(2.2)	(2.2)	—	—	—	—
Total cash costs	$559.3	$559.3	$—	$515.0	$515.0	$—
AISC adjustments:
General and administrative expenses(6)	68.8	63.1	5.7	54.9	54.9	—
Community costs in other operating expenses	5.1	5.1	—	3.8	3.8	—
Reclamation & remediation - accretion & amortization	26.1	18.8	7.3	25.9	20.4	5.5
Exploration capital expenditures	50.0	25.7	24.3	48.6	26.5	22.1
Exploration and evaluation expenses	29.8	2.6	27.2	24.8	1.9	22.9
Sustaining capital expenditures	124.0	124.0	—	129.5	129.5	—
Leases (IFRS 16 Adjustment)	21.2	21.2	—	17.6	17.6	—
Total AISC		$819.8			$769.6
GEO sold(2)		741,926			728,853
Total cost of sales per GEO sold(5)		$1,225			$1,188
Cost of sales excluding DDA per GEO sold(5)		$766			$746
DDA per GEO sold		$459			$442
Cash costs per GEO sold		$754			$707
AISC per GEO sold		$1,105			$1,056

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Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended September 30, 2022
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$196.4	$61.7	$29.6	$40.1	$41.8	$23.2	$—
DDA	120.9	43.0	16.2	20.8	23.4	15.1	2.4
Total cost of sales	$317.3	$104.7	$45.8	$60.9	$65.2	$38.3	$2.4
Cash cost adjustments:
DDA	(120.9)	(43.0)	(16.2)	(20.8)	(23.4)	(15.1)	(2.4)
Standby and other incremental COVID-19 costs	(0.2)	(0.2)	—	0.1	(0.1)	(0.1)	—
Impact of realized foreign exchange gains	(2.2)	—	—	(2.2)	—	—	—
Total cash costs	$194.0	$61.5	$29.6	$38.0	$41.7	$23.1	$—
AISC adjustments:
General and administrative expenses(6)	22.4	0.8	0.3	—	—	—	21.3
Community costs in other operating expenses	1.1	0.1	—	1.0	—	—	—
Reclamation & remediation - accretion & amortization	8.5	3.6	0.6	0.4	0.4	0.9	2.6
Exploration capital expenditures	14.9	—	1.5	1.3	4.4	1.6	6.1
Exploration and evaluation expenses	13.2	0.1	—	—	—	—	13.1
Sustaining capital expenditures	45.8	17.9	5.3	9.7	8.2	4.4	0.3
Leases (IFRS 16 Adjustment)	7.1	0.2	3.2	1.4	1.0	0.7	0.6
Total AISC		$84.2	$40.5	$51.8	$55.7	$30.7
GEO sold(2)		76,608	50,579	41,102	53,797	22,241
Total cost of sales per GEO sold		$1,366	$907	$1,481	$1,211	$1,721
Cost of sales excluding DDA per GEO sold		$805	$586	$976	$776	$1,043
DDA per GEO sold		$561	$321	$505	$435	$678
Cash costs per GEO sold		$803	$586	$926	$775	$1,041
AISC per GEO sold		$1,098	$801	$1,263	$1,034	$1,382

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended September 30, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA(5)	$185.1	$58.0	$24.7	$38.5	$41.1	$22.8	$—
DDA	113.1	39.7	15.7	20.5	21.9	12.8	2.5
Total cost of sales(5)	$298.2	$97.7	$40.4	$59.0	$63.0	$35.6	$2.5
Cash cost adjustments:
DDA	(113.1)	(39.7)	(15.7)	(20.5)	(21.9)	(12.8)	(2.5)
Standby and other incremental COVID-19 costs(5)	(7.9)	(0.6)	(0.3)	(4.2)	(1.2)	(1.6)	—
Total cash costs	$177.2	$57.4	$24.4	$34.3	$39.9	$21.2	$—
AISC adjustments:
General and administrative expenses	19.5	0.9	0.2	—	—	—	18.4
Community costs in other operating expenses	1.5	0.1	0.4	0.9	—	—	0.1
Reclamation & remediation - accretion & amortization	8.8	3.9	0.4	0.9	0.5	1.1	2.0
Exploration capital expenditures	15.5	—	2.1	0.7	4.7	1.4	6.6
Exploration and evaluation expenses	10.9	—	0.1	—	—	—	10.9
Sustaining capital expenditures	41.1	11.6	3.9	12.2	9.3	4.1	—
Leases (IFRS 16 Adjustment)	7.3	0.2	2.6	1.4	1.7	0.8	0.6
Total AISC		$74.1	$34.1	$50.4	$56.1	$28.6
GEO sold(2)		83,550	47,147	35,475	63,288	23,177
Total cost of sales per GEO sold(5)		$1,168	$858	$1,664	$996	$1,539
Cost of sales excluding DDA per GEO sold(5)		$694	$524	$1,086	$649	$986
DDA per GEO sold		$475	$334	$578	$346	$554
Cash costs per GEO sold		$687	$518	$966	$631	$917
AISC per GEO sold		$887	$722	$1,422	$885	$1,239
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Cash Cost & AISC Reconciliation - Operating Segments	For the nine months ended September 30, 2022
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA(5)	$568.2	$188.3	$83.2	$122.7	$119.2	$54.8	$—
DDA	340.5	126.7	45.0	61.1	62.3	38.0	7.4
Total cost of sales(5)	$908.7	$315.0	$128.2	$183.8	$181.5	$92.8	$7.4
Cash cost adjustments:
DDA	(340.5)	(126.7)	(45.0)	(61.1)	(62.3)	(38.0)	(7.4)
Standby and other incremental COVID-19 costs(5)	(6.8)	(1.4)	(1.3)	(1.3)	(2.5)	(0.3)	—
Impact of realized foreign exchange gains	(2.2)	—	—	(2.2)	—	—	—
Total cash costs	$559.2	$186.9	$81.9	$119.2	$116.7	$54.5	$—
AISC adjustments:
General and administrative expenses(6)	68.8	2.7	0.7	0.2	0.3	0.3	64.6
Community costs in other operating expenses	5.1	0.5	0.1	4.4	—	—	0.1
Reclamation & remediation - accretion & amortization	26.1	10.6	1.8	1.3	1.5	3.1	7.8
Exploration capital expenditures	50.0	—	5.9	4.4	10.7	4.7	24.3
Exploration and evaluation expenses	29.8	0.2	—	—	—	—	29.6
Sustaining capital expenditures	124.0	39.4	14.5	29.7	27.8	11.7	0.9
Leases (IFRS 16 Adjustment)	21.2	0.5	8.6	4.1	3.6	2.4	2.0
Total AISC		$240.8	$113.5	$163.3	$160.6	$76.7
GEO sold(2)		243,522	146,507	137,755	159,649	54,493
Total cost of sales per GEO sold(5)		$1,293	$875	$1,334	$1,137	$1,704
Cost of sales excluding DDA per GEO sold(5)		$773	$568	$891	$747	$1,007
DDA per GEO sold		$520	$307	$444	$390	$697
Cash costs per GEO sold		$768	$559	$865	$731	$1,001
AISC per GEO sold		$989	$775	$1,185	$1,006	$1,410

Cash Cost & AISC Reconciliation - Operating Segments	For the nine months ended September 30, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA(5)	$543.8	$171.5	$84.5	$107.4	$117.0	$63.4	$—
DDA	322.2	129.3	40.2	46.6	62.9	36.0	7.2
Total cost of sales(5)	$866.0	$300.8	$124.7	$154.0	$179.9	$99.4	$7.2
Cash cost adjustments:
DDA	(322.2)	(129.3)	(40.2)	(46.6)	(62.9)	(36.0)	(7.2)
Standby and other incremental COVID-19 costs(5)	(28.8)	(2.0)	(1.0)	(17.6)	(3.9)	(4.3)	—
Total cash costs	$515.0	$169.5	$83.5	$89.8	$113.1	$59.1	$—
AISC adjustments:
General and administrative expenses	54.9	2.6	0.5	0.2	0.2	0.3	51.1
Community costs in other operating expenses	3.8	0.3	0.5	2.7	—	—	0.3
Reclamation & remediation - accretion & amortization	25.9	11.8	1.2	2.0	1.6	3.6	5.7
Exploration capital expenditures	48.6	—	5.5	4.3	13.3	3.4	22.1
Exploration and evaluation expenses	24.8	0.1	0.1	—	—	—	24.6
Sustaining capital expenditures	129.5	52.0	9.9	27.4	27.5	12.3	0.4
Leases (IFRS 16 Adjustment)	17.6	0.5	5.2	4.1	3.8	2.5	1.5
Total AISC		$236.8	$106.4	$130.5	$159.5	$81.2
GEO sold(2)		266,077	137,802	97,795	159,432	67,746
Total cost of sales per GEO sold(5)		$1,130	$905	$1,575	$1,128	$1,467
Cost of sales excluding DDA per GEO sold(5)		$644	$614	$1,098	$734	$936
DDA per GEO sold		$486	$292	$477	$394	$531
Cash costs per GEO sold		$637	$606	$918	$710	$872
AISC per GEO sold		$890	$772	$1,334	$1,001	$1,197

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NET FREE CASH FLOWS & FREE CASH FLOWS BEFORE DIVIDENDS AND DEBT REPAYMENTS

The Company uses the financial measures "net free cash flows" and "free cash flows before dividends and debt repayments", which are non-GAAP financial performance measures, to supplement information in its Consolidated Financial Statements. Net free cash flows and free cash flows before dividends and debt repayments do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flows capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of net free cash flows and free cash flows before dividends and debt repayments are not meant to be substitutes for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flows are calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free cash flows before dividends and debt repayments further deducts remaining capital expenditures and payments for lease obligations. Reconciliations of net free cash flows and free cash flows before dividends and debt repayments are provided below.

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2022	2021	2022	2021
Cash flows from operating activities	$164.7	$190.6	$504.1	$504.1
Adjustments to operating cash flows:
Amortization of deferred revenue	4.3	2.4	10.4	14.5
Standby and other incremental COVID-19 costs(5)	0.2	7.9	6.7	28.8
Temporary suspension costs(5)	1.7	—	7.3	—
Non-discretionary items related to the current period
Sustaining capital expenditures	(45.8)	(41.1)	(124.0)	(129.5)
Interest paid	(8.5)	(12.0)	(25.5)	(38.9)
Payment of lease liabilities	(6.0)	(5.7)	(17.1)	(13.4)
Cash used in other financing activities	(2.2)	(2.9)	(5.1)	(6.7)
Net free cash flows	$108.4	$139.2	$356.8	$358.9
Discretionary and other items impacting cash flows available for dividends and debt repayments
Expansionary and exploration capital expenditures	$(88.0)	$(52.1)	$(225.8)	$(137.3)
Cash (used in) from other investing activities	5.9	(4.6)	(15.1)	(11.9)
Effect of foreign exchange of non-USD denominated cash	(1.9)	(0.9)	(3.8)	(0.9)
Free cash flows before dividends and debt repayments	$24.4	$81.6	$112.1	$208.8

AVERAGE REALIZED PRICE PER OUNCE OF GOLD & SILVER

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial performance measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below:

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For the three months ended September 30,	2022				2021
	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)
Gold	219,465	oz	$1,728	$379.3	223,229	oz	$1,789	$399.5
Silver	2,233,177	oz	$19.31	43.1	2,176,658	oz	$24.23	52.7
Revenue				$422.4				$452.2

For the three months ended September 30,	2022				2021
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	219,465	oz	$1,728	$379.3	223,229	oz	$1,789	$399.5

Silver	1,933,177	oz	$19.21	37.1	2,016,028	oz	$24.33	49.0
Silver subject to metal sales agreement*	300,000	oz	$19.98	6.0	160,630	oz	$23.01	3.7
	2,233,177	oz	$19.31		2,176,658	oz	$24.23
Gross revenue				$422.4				$452.2
(Deduct) add:
Other adjustments				—				—
Revenue				$422.4				$452.2

For the nine months ended September 30,	2022				2021
	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)
Gold	659,211	oz	$1,825	$1,203.0	642,807	oz	$1,800	$1156.8
Silver	6,896,519	oz	$21.29	146.8	6,038,463	oz	$25.63	154.8
Revenue				$1,349.8				$1,311.6

For the nine months ended September 30,	2022				2021
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	659,211	oz	$1,825	$1,203.0	642,807	oz	$1,800	$1156.9

Silver	5,918,431	oz	$21.95	129.9	5,242,134	oz	$25.63	134.4
Silver subject to metal sales agreement*	978,088	oz	$20.86	20.4	796,329	oz	$22.78	18.1
	6,896,519	oz	$21.79		6,038,463	oz	$25.25
Gross revenue				$1,353.3				$1,309.4
(Deduct) add:
Deferred revenue adjustment**				(3.5)				2.4
Other adjustments				—				(0.2)
Revenue				$1,349.8				$1,311.6
*    Balance represents metal sold under the metal sales agreement.
**    Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2022 and 2021, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

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12.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2022, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will
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succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2022, and December 31, 2021, and results of operations for the periods ended September 30, 2022, and September 30, 2021.

This Management’s Discussion and Analysis has been prepared as of October 27, 2022. The condensed consolidated interim financial statements prepared in accordance with IAS 34 as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and nine months ended September 30, 2022 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2021, as well as the most recent Annual Information Form for the year ended December 31, 2021 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2021 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt, updates regarding mineral reserves and mineral resources and information with respect to the Transaction with Gold Fields. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, , permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, risks associated with Gold Fields’ and Yamana’s ability to obtain the requisite shareholder approval of the Transaction; risks associated with not the timing for completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; risks relating to Gold Fields’ and Yamana’s business and future performance including, without limitation, volatility in the price of gold and other metals, currency fluctuations, operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters, the impact of climate change on Gold Fields’ and Yamana’s operations, conflict resolution governmental regulation and judicial outcomes, the inherent risks and uncertainty associated with financial or other projections; the risk that the Combined Group is unsuccessful in promptly and effectively integrating the business of Gold Fields and Yamana, the risk of ; unanticipated difficulties or expenditures relating to the Transaction, the risk of unexpected responses of business partners and retention as a result of the announcement and pendency of the Transaction; potential volatility in the price of the Gold Fields Shares or Gold Fields ADSs due to the Transaction; the anticipated size of the markets and continued demand for Gold Fields’ and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction, and the diversion of management time on Transaction-and
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related issues, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo, M.Sc. (Senior Director, Reserves and Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Company's Annual Information Form for the year ended December 31, 2021 and other continuous disclosure documents filed by the Company since January 1, 2022 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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ENDNOTES

(1)	A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)
GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 89.84 and 83.42 for the three and nine months ended September 30, 2022 respectively, and 73.55 and 70.31 for the three months and nine ended September 30, 2021 respectively. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period. Guidance or forward-looking GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

(3)	Net earnings and adjustments to net earnings are those attributable to Yamana Gold Inc. equity holders.

(4)	Working capital is defined as the excess of current assets over current liabilities.

(5)
In the prior year, standby and other incremental costs associated with the COVID-19 pandemic were presented in the financial statement line item "Temporary suspension, standby and other incremental COVID-19 costs" on the Statement of Operations in the Company’s Consolidated Financial Statements. During the first quarter of 2022, the Company considered that such costs would be presented in the financial statement line item "Cost of sales excluding depletion, depreciation and amortization" going forward, and included in the calculation of "Gross Margin excluding depletion, depreciation and amortization". Comparatives have been reclassified to conform to the change of presentation adopted in the current period, with the $7.9 million and $28.8 million of COVID-19 related costs incurred in the three and nine months ended September 30, 2021, respectively, reclassified from "Temporary suspension, standby and other incremental COVID-19 costs" to "Cost of sales excluding depletion, depreciation and amortization". This change also affected the prior year calculation of the GAAP metrics “Total Cost of Sales per GEO Sold” and “Cost of Sales excluding DDA per GEO sold”, both of which have been recalculated based on standby and other incremental COVID-19 costs being included in the numerator. This change did not affect the calculation of prior year non-GAAP metrics “Cash costs per GEO sold” and “AISC per GEO sold”, as the Company’s policy is for standby and other incremental COVID-19 costs to be excluded from the calculation of such metrics. The "Temporary suspension, standby and other incremental COVID-19 costs" financial statement line item has been renamed "Temporary suspension costs" to reflect the fact that COVID-19 related costs are no longer included in this cost account.

(6)
Included in General & Administrative expenses for the three and nine months ended September 30, 2022 are $5.7 million of expenses associated with the pending transaction with Gold Fields. These costs are not indicative of the Company's normal course expenses and have been excluded from the calculation of AISC.

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